                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-78091
PROSPECTUS SUPPLEMENT
(to Prospectus dated July 2, 1999)

                            [LOGO OF HOST MARRIOTT]

                               18,200,000 Shares
                           Host Marriott Corporation
                                  Common Stock
                                $13.10 per Share

                                 ------------

   The selling shareholders named in this prospectus supplement are selling 18,200,000 shares of common stock. We will not receive any proceeds from the sale of the shares by the selling shareholders.

   Our common stock is listed on the New York Stock Exchange under the symbol "HMT." The last reported sale price of our common stock on the New York Stock Exchange on May 29, 2001, was $13.71 per share.

                                 ------------

   Investing in our common stock involves risks. See "Risk Factors" beginning on page S-16.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                                                        Per
                                                       Share     Total
                                                       ------ ------------
Public Offering Price                                  $13.10 $238,420,000
Underwriting Discount                                  $ 0.10 $  1,820,000
Proceeds to the Selling Shareholders, before expenses  $13.00 $236,600,000

   In addition to the underwriting discount, the underwriter will receive a commission from all investors in the amount of $.05 for each share of common stock sold to those investors in this offering.

   The underwriter expects to deliver the shares to purchasers on or about June 4, 2001.

                                 ------------

                              Salomon Smith Barney

May 2, 2001

   You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates.

                                 ------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

Disclosure Regarding Forward-Looking Statements............................  S-3

Note Regarding Industry Information........................................  S-4

The Company................................................................  S-5

Recent Developments........................................................  S-6

Risk Factors............................................................... S-16

Selling Shareholders....................................................... S-27

Material Federal Income Tax Consequences................................... S-28

Underwriting............................................................... S-53

Experts.................................................................... S-54

Legal Matters.............................................................. S-54

                                   Prospectus

About this Prospectus......................................................    1

Where You Can Find More Information........................................    1

Special Note Regarding Forward-Looking Statements..........................    2

The Company................................................................    3

No Proceeds to the Company.................................................    3

Selling Shareholders.......................................................    3

Plan of Distribution.......................................................    5

Experts....................................................................    6

Legal Matters..............................................................    6

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus supplement, the accompanying prospectus and the information incorporated by reference into them include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into them by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project" and "will be" and similar words or phrases, or the negative thereof.

   These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

  . national and local economic and business conditions that will affect, among other things, demand for products and services at our hotels and other properties, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing;

  . our ability to maintain the properties in a first-class manner, including meeting capital expenditure requirements;

  . our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures;

  . our degree of leverage, which may affect our ability to obtain financing in the future or maintain compliance with current debt covenants;

  . our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;

  . changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs;

  . government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;

  . our ability to satisfy complex rules in order for us to qualify as a real estate investment trust, or "REIT," for federal income tax purposes, our operating partnership's ability to satisfy the rules in order for it to qualify as a partnership for federal income tax purposes, and the ability of certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules; and

  . other factors discussed under the headings "Risk Factors" in this prospectus supplement and elsewhere in this prospectus supplement and in the accompanying prospectus, and in our filings with the Securities and Exchange Commission.

   Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give you no assurance that we will attain these expectations or that any deviations will not be material. We disclaim any obligation or undertaking to disseminate to you any updates or revisions to any forward-looking statement contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into them to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                      NOTE REGARDING INDUSTRY INFORMATION

   The information contained in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus concerning the lodging industry is derived principally from publicly available information and from industry sources. Although we believe that this publicly available information and the information provided by these industry sources is reliable, we have not independently verified the accuracy of any of this information.

                                  THE COMPANY

   We are a self-managed and self-administered REIT owning full-service hotel properties. Through our subsidiaries, we currently own or hold controlling interests in 125 hotels, containing approximately 60,000 rooms located throughout the United States, in Toronto and Calgary, Canada and in Mexico City, Mexico. These hotels are generally operated under the Marriott, Ritz-Carlton, Hyatt, Four Seasons, Hilton and Swissotel brand names. We believe that these brands are among the most respected and widely recognized names in the lodging industry.

   We were formed as a Maryland corporation in 1998. As part of our efforts to reorganize our business operations to qualify as a REIT for federal income tax purposes, which we refer to as the "REIT conversion," on December 29, 1998 we succeeded by merger to the hotel ownership business formerly conducted by Host Marriott Corporation, a Delaware corporation. We conduct our business as an umbrella partnership REIT, or UPREIT, through Host Marriott, L.P., a Delaware limited partnership, of which we are the sole general partner and in which we hold approximately 86% of the partnership interests (or approximately 92% after giving effect to this offering). As used in this prospectus supplement, references to "we," "our," the "Company" and "Host Marriott" and similar references are to Host Marriott Corporation, a Maryland corporation, and its consolidated subsidiaries from and after December 29, 1998 and to Host Marriott Corporation, a Delaware corporation, and its consolidated subsidiaries before December 29, 1998, unless otherwise expressly stated or the context otherwise requires. References to the "operating partnership" are to Host Marriott, L.P. Also in this prospectus supplement, we sometimes refer to HMT Lessee LLC as "HMT Lessee."

   Under the law in effect prior to 2001, a REIT was required to lease its hotels to unrelated third parties. As a result of REIT tax law changes under the specific provisions of the Work Incentives Improvement Act of 1999 relating to REITs (we refer to these provisions as the "REIT Modernization Act") that became effective January 1, 2001, a REIT now is permitted to lease its hotels to "taxable REIT subsidiaries," which are subsidiaries of the REIT that are subject to regular corporate tax. However, the hotels must be operated on behalf of the taxable REIT subsidiary by managers that are unrelated third parties. Accordingly, prior to 2001 we leased substantially all of our hotels to certain entities we refer to as the "lessees," which were principally subsidiaries of Crestline Capital Corporation. Effective January 1, 2001, HMT Lessee, a wholly owned subsidiary of the operating partnership that has elected to be a taxable REIT subsidiary, acquired direct or indirect ownership of all but one of the leasehold interests owned by the Crestline lessees through the transactions discussed below. HMT Lessee, our subsidiary, operates the hotels pursuant to management agreements with unaffiliated hotel managers such as Marriott International, Inc., who are responsible for the day-to-day management of the hotels. However, we are responsible for, among other things, decisions with respect to sales and purchases of hotels, the financing of the hotels, the leasing of the hotels and capital expenditures for the hotels, although some matters relating to capital expenditures are addressed by management agreements. Crestline and Marriott International are both publicly traded companies, separate from Host Marriott.

   Our principal executive offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817-1109, and our telephone number is (301) 380-9000.

                              RECENT DEVELOPMENTS

First Quarter Results

   On May 2, 2001, we announced our results of operations for the first quarter 2001. Our results reflected gross hotel sales and expenses for 117 properties and rental income for five properties leased to third parties at and for the twelve weeks ended March 23, 2001. Effective March 24, 2001 we acquired the voting stock of Rockledge Hotel Assets, Inc., the owner of three hotel properties, which increased our total of owned full-service hotels to 125. The results of these three hotels will be included in gross hotel sales beginning with the second quarter of 2001. See "--Acquisition of Former Non-Controlled Subsidiaries."

   As a result of the acquisition described below under "--Crestline Leasehold Interest Acquisition", our results of operations for the first quarter of 2001 are not comparable to our results of operations for the first quarter of 2000. We reported first quarter 2001 hotel sales of $838 million and rental income of $29 million compared to rental income of $173 million in first quarter 2000. Assuming that we reported gross hotel sales for our entire portfolio for the twelve week periods ended March 23, 2001 and March 24, 2000, we would have recorded $901 million and $891 million of hotel sales for the first quarter 2001 and first quarter 2000, respectively. Net income for the first quarter 2001 was $32 million, an increase of $89 million over the prior year first quarter. Net income available to common shareholders was $27 million compared to a net loss of $58 million in the first quarter 2000. For further detail see the unaudited condensed consolidated financial statements beginning on page S-8.

   Room revenue per available room, which we refer to as "RevPAR" as defined below, for our comparable hotels increased 0.2% to $119.64 for the first quarter 2001 compared to $119.44 in the first quarter 2000. The increase reflects a growth in average daily rates of over 4% for the first quarter 2001 compared to the first quarter 2000, which was partially offset by a decline in occupancy of nearly three percentage points over the same periods, in each case for our comparable properties. The slowdown in the economy negatively impacted our operating results for the first quarter of 2001. To the extent that economic conditions do not improve, our results of operations will likely be adversely affected.

                                                             Twelve weeks ended
                                                             -------------------
Comparable Hotel Operating                                   March 23, March 24,
Data (unaudited)(a)                                            2001      2000
--------------------------                                   --------- ---------
Number of Properties........................................      118       118
Number of Rooms.............................................   54,804    54,804
Average occupancy...........................................     73.3%     76.2%
Average daily rate..........................................  $163.32   $156.86
RevPAR(b)...................................................  $119.64   $119.44

--------
(a) Comparable properties consist of the 118 properties owned directly or indirectly by us for the same period of time in each period covered, excluding two properties where significant expansion at the hotels affected operations, one property that sustained substantial damage from a fire in the fourth quarter of 2000 and Tampa Waterside Marriott which opened in February 2000.

(b) RevPAR represents room revenue per available room, which measures daily room revenues generated on a per room basis, excluding food and beverage revenues and other ancillary revenues generated by the property.

Crestline Leasehold Interest Acquisition

   On November 13, 2000, the operating partnership and Crestline announced the execution of a definitive agreement for the purchase and sale of the lessees of 112 of our full-service hotel properties and the purchase and sale of the leasehold interests in an additional four of our full-service hotel properties. Under the terms of the transaction, which was consummated effective as of January 1, 2001, HMT Lessee purchased from Crestline such equity interests in the lessees of 112 of our hotels and such leasehold interests in four of our hotels for $207 million in cash, including legal fees and transfer taxes. As a result of this transaction, we recorded a non-recurring loss of $207 million during the fourth quarter of 2000, and recognized a deferred tax asset of $82 million, because the acquisition is recognized for income tax purposes as an asset that will be amortized over the next six years. Therefore, our consolidated results of operations as presented for the first quarter of 2001 represent the gross hotel sales and expenses from these 116 full-service hotels, rather than rental income from third party lessees that we previously reported as revenue. In addition, the income earned by HMT Lessee LLC, which is a taxable REIT subsidiary, is subject to federal and state income taxes. Of the 125 full-service hotel properties we owned as of May 29, 2001, we continue to lease one hotel property to Crestline and five to third parties. The remaining three hotels (including two owned by Rockledge) have not been leased.

Courtyard Settlement and Tender Offers

   The operating partnership, Rockledge Hotel Properties, Inc., which is one of our subsidiaries as discussed below, and Marriott International, Inc. are parties to a settlement agreement with respect to lawsuits brought by and on behalf of the limited partners of Courtyard by Marriott Limited Partnership, Courtyard by Marriott II Limited Partnership and several other partnerships that own limited service hotels. Pursuant to the settlement, subsidiaries of CBM Joint Venture LLC, a joint venture between Rockledge and Marriott International, launched tender offers to acquire all of the outstanding units of limited partnership interest of Courtyard by Marriott Limited Partnership and Courtyard by Marriott II Limited Partnership. These tender offers were completed on December 8, 2000, at which time the remaining units not acquired in the tender offers were acquired in mergers in which each unitholder received the same amount per unit as was paid to unitholders who tendered their units in the tender offers.

   As a result of the acquisition by subsidiaries of CBM Joint Venture LLC of the units of Courtyard by Marriott II Limited Partnership, CBM Joint Venture LLC was required to offer to purchase the 10 3/4% Series B Senior Secured Notes due 2008 issued by Courtyard by Marriott II Limited Partnership at a purchase price equal to 101% of the principal amount of such notes. The purchase offer was undertaken by CBM Joint Venture LLC on behalf of Courtyard by Marriott II Limited Partnership and was completed on January 26, 2001. Approximately $11.6 million of notes were purchased, representing approximately 9% of the outstanding notes. The notes purchased by CBM Joint Venture LLC remain outstanding.

Acquisition of Former Non-Controlled Subsidiaries

   Prior to the enactment of the REIT Modernization Act, Host Marriott was not permitted to own (directly or through the operating partnership) more than 10 percent of the outstanding voting securities of any entity. Prior to April 2001, the operating partnership did not own any of the voting stock for Rockledge Hotel Properties, Inc. or Fernwood Hotel Assets, Inc. but it did own all of the nonvoting stock of each of them. This nonvoting stock gave the operating partnership a 95% economic interest in each of Rockledge and Fernwood. Pursuant to the provisions of the REIT Modernization Act, a REIT is now permitted to own, on or after January 1, 2001, up to 100% of the voting securities of an entity that elects to be a taxable REIT subsidiary. Effective January 1, 2001, each of Rockledge and Fernwood elected to be a taxable REIT subsidiary, and, in April 2001, our operating partnership acquired the voting stock in Rockledge and Fernwood held by the Host Marriott Statutory Employee/Charitable Trust for approximately $2 million. Prior to the acquisition of this voting stock, Host Marriott recorded its 95% interest in the earnings of the two corporations as equity in earnings of affiliates. Effective from and after March 24, 2001, our consolidated results of operations will reflect the results of operations of Rockledge and Fernwood, including federal and state income taxes payable by these corporations. The assets of these subsidiaries primarily consist of three full service properties as well as certain joint venture interests, property leases and the related liabilities, including approximately $54 million of outstanding indebtedness owed to third parties as of March 23, 2001. At March 23, 2001, Host Marriott's investment in the two corporations was $90 million.

Preferred Stock Offering

   On March 27, 2001, we sold approximately 6 million shares of our 10% cumulative redeemable Class C preferred stock for net proceeds of approximately $144 million. Holders of the Class C preferred stock are entitled to receive cumulative cash dividends at a rate of 10% per annum of the $25 per share liquidation preference. Dividends are payable quarterly in arrears commencing April 15, 2001, on which date a pro rata dividend of $0.03 per share was distributed. Beginning March 27, 2006, we have the option to redeem the Class C preferred stock for $25 per share, plus accrued and unpaid dividends to the date of redemption. The

Class C preferred stock ranks senior to the common stock and the authorized but unissued Series A Junior Participating preferred stock and on a parity with the outstanding Class A preferred stock and Class B preferred stock. The preferred stockholders generally have no voting rights.

   Proceeds from the offering of the Class C preferred stock were used in part to pay down $115 million outstanding under the revolver portion of our credit facility on April 2, 2001. As a result of this payment, we increased the remaining availability under the credit facility to $625 million.

First Quarter Financial Data

   The following summary condensed consolidated statements of operations and cash flows for Host Marriott for the twelve weeks ended March 23, 2001 and March 24, 2000 and the condensed consolidated balance sheet as of March 23, 2001 is unaudited. Our results of operation and financial condition as of and for the twelve weeks ended March 23, 2001 do not purport to be indicative of the results of operations or financial condition to be expected as of or for the fiscal year ending December 31, 2001.

   As a result of the transactions described above under "--Crestline Leasehold Interest Acquisition," our results of operations for the twelve weeks ended March 23, 2001 are not comparable to our results of operations for the twelve weeks ended March 24, 2000. Because of the significant changes resulting from this transaction, we believe that our pro forma results of operations data for the twelve weeks ended March 24, 2000 is meaningful and relevant to investors. Accordingly, the pro forma consolidated statements of operations data set forth below is based upon our unaudited consolidated statement of operations for the twelve weeks ended March 24, 2000, adjusted to reflect the Crestline transaction as described in note (b) below. We consummated a number of significant transactions subsequent to December 31, 1999 in addition to the Crestline transaction, none of which is reflected in this pro forma statement of operations. As a result, the pro forma statement is not presented in accordance with Article 11 of Securities and Exchange Commission Regulation S-
X. The pro forma statement of operations set forth below is unaudited, is based upon a number of assumptions and estimates and does not purport to be indicative of the operating results that we would have achieved had the transactions reflected in that pro forma statement actually been consummated on the date specified, nor does that statement purport to be indicative of future results of operations.

   The summary financial data set forth below should be read in conjunction with our financial statements which are included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

                   Condensed Consolidated Balance Sheets (a)
                            (unaudited, in millions)

                                                         March 23, December 31,
                                                           2001        2000
                                                         --------- ------------
                         ASSETS
Property and equipment, net.............................  $7,097      $7,110
Notes and other receivables (including amounts due from
 affiliates of $98 million and $164 million,
 respectively)..........................................     146         211
Due from Manager........................................     174         --
Rent receivable.........................................      11          65
Investments in affiliates...............................     131         128
Other assets............................................     452         444
Restricted cash.........................................     128         125
Cash and cash equivalents...............................     112         313
                                                          ------      ------
                                                          $8,251      $8,396
                                                          ======      ======

          LIABILITIES AND SHAREHOLDERS' EQUITY
Debt
 Senior notes...........................................  $2,790      $2,790
 Mortgage debt..........................................   2,269       2,275
 Other..................................................     372         257
                                                          ------      ------
                                                           5,431       5,322
Accounts payable and accrued expenses...................     174         381
Other liabilities.......................................     308         312
                                                          ------      ------
  Total liabilities.....................................   5,913       6,015
                                                          ------      ------

Minority interest.......................................     410         485
Company-obligated mandatorily redeemable convertible
 preferred securities of a subsidiary whose sole assets
 are the convertible subordinated debentures due 2026
 ("Convertible Preferred Securities")...................     475         475

Shareholders' equity
 Cumulative redeemable preferred stock (liquidation
  preference $25.00 per share), 50 million shares
  authorized; 8.2 million shares issued and
  outstanding...........................................     196         196
 Common stock, 750 million shares authorized;
  234.1 million shares and 221.3 million shares issued
  and outstanding, respectively.........................       2           2
 Additional paid-in capital.............................   1,902       1,824
 Accumulated other comprehensive loss...................      (4)         (1)
 Retained deficit.......................................    (643)       (600)
                                                          ------      ------
  Total shareholders' equity............................   1,453       1,421
                                                          ------      ------
                                                          $8,251      $8,396
                                                          ======      ======

              Condensed Consolidated Statements of Operations (a)
               (unaudited, in millions, except per share amounts)

                                                 Historical      Pro Forma (b)
                                             ------------------- -------------
                                                    Twelve weeks ended
                                             ---------------------------------
                                             March 23, March 24,   March 24,
                                               2001      2000        2000
                                             --------- --------- -------------
Revenues
 Hotel sales
  Rooms.....................................   $521      $ --        $ 512
  Food and beverage.........................    253        --          250
  Other.....................................     64        --           64
                                               ----      -----       -----
   Total hotel sales........................    838        --          826
 Rental income (c)..........................     29        173          31
 Other......................................      5          3           3
                                               ----      -----       -----
   Total revenues...........................    872        176         860
                                               ----      -----       -----
Expenses
 Hotel operating expenses
  Rooms.....................................    121        --          121
  Food and beverage.........................    191        --          183
  Other departmental costs and deductions...    208        --          200
  Management fees and other.................     52        --           51
  Other property-level expenses.............     61         59          59
  Depreciation and amortization.............     77         74          74
                                               ----      -----       -----
   Total operating costs and expenses.......    710        133         688
Operating profit before minority interest,
 corporate expenses, interest and other.....    162         43         172
 Minority interest (expense) benefit (c)....    (15)        11         (16)
 Interest income............................      8          9           8
 Interest expense...........................   (103)       (96)       (101)
 Dividends on Convertible Preferred
  Securities of subsidiary trust............     (7)        (7)         (7)
 Corporate expenses.........................     (8)       (10)        (10)
 Other expense..............................     (2)        (6)         (6)
                                               ----      -----       -----
Income (loss) before income taxes...........     35        (56)         40
Provision for income taxes..................     (3)        (1)         (5)
                                               ----      -----       -----
Net income (loss)...........................   $ 32      $ (57)      $  35
                                               ====      =====       =====
Less: preferred dividends...................     (5)        (5)         (5)
Add: gain on repurchase of Convertible
 Preferred Securities.......................    --           4           4
                                               ----      -----       -----
Net income (loss) available to common
 shareholders...............................   $ 27      $(58)       $  34
                                               ====      =====       =====
Basic earnings (loss) per common share......   $.12      $(.26)      $ .16
                                               ====      =====       =====
Diluted earnings (loss) per common share....   $.12      $(.26)
                                               ====      =====

              Condensed Consolidated Statements of Cash Flows (a)

              Twelve Weeks Ended March 23, 2001 and March 24, 2000
                            (unaudited, in millions)

                                                           Twelve Weeks Ended
                                                           -------------------
                                                           March 23, March 24,
                                                             2001      2000
                                                           --------- ---------
Operating Activities
Net income (loss).........................................   $  32     $ (57)
Adjustments to reconcile to cash from operations:
 Depreciation and amortization............................      77        74
 Income taxes.............................................     (19)      (21)
 Deferred contingent rental income........................       7       123
 Net gains on property transactions.......................      (1)       (1)
 Equity in earnings of affiliates.........................      (2)       --
 Purchase of Crestline leases.............................    (204)       --
 Changes in other operating accounts......................     (47)      (27)
 Other....................................................      (8)      (23)
                                                             -----     -----
   Cash (used in) from operations.........................    (165)       68
                                                             -----     -----
Investing Activities
Capital expenditures:
 Capital expenditures for renewals and replacements.......     (56)      (54)
 New investment capital expenditures......................     (20)      (34)
 Other investments........................................      (5)      (11)
Note receivable collections, net..........................       3        --
                                                             -----     -----
   Cash used in investing activities......................     (78)      (99)
                                                             -----     -----
Financing Activities
Issuances of debt, net....................................     118        83
Scheduled principal repayments............................      (9)       (9)
Debt prepayments..........................................      --       (80)
Issuances of common stock.................................       1         1
Repurchases of common stock...............................      --       (44)
Dividends.................................................     (62)      (51)
Repurchases of Convertible Preferred Securities...........      --       (15)
Repurchases and redemptions of operating partnership
 units....................................................      --        (3)
Other.....................................................      (6)       (2)
                                                             -----     -----
   Cash from (used in) financing activities...............      42      (120)
                                                             -----     -----
Decrease in Cash and Cash Equivalents.....................   $(201)    $(151)
                                                             =====     =====

Supplemental schedule of noncash investing and financing activities:

During the first quarters of 2001 and 2000, approximately 12,954,000 shares and 66,000 shares respectively, of common stock were issued upon the conversion of partnership interests in the operating partnership, which we refer to as "OP Units", held by third parties valued on the date of redemption of the then current market price of common stock at $173,105,000 and $612,000, respectively.

              Notes to Condensed Consolidated Financial Statements

              Twelve Weeks Ended March 23, 2001 and March 24, 2000

                                  (unaudited)

--------
(a) Our unaudited condensed consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States have been omitted. The unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 10-K for the year ended December 31, 2000 and our Form 10-Q for the twelve weeks ended March 23, 2001.


(b) As a result of acquiring certain leases from Crestline Capital Corporation, effective January 1, 2001, the operating partnership leases 116 of its full-service hotels to HMT Lessee, which is a taxable REIT subsidiary. Therefore, our consolidated results of operations for first quarter 2001 represent the gross hotel sales and expenses from our properties rather than rental income from third party lessees that we previously reported as revenues. In addition, the income earned by HMT Lessee will be subject to federal and state income taxes.

   Because of the significant changes to our corporate structure as a result of the January 2001 transactions with Crestline described above under "-- Crestline Leasehold Interest Acquisition", our results of operations for the twelve weeks ended March 23, 2001 are not comparable to our results of operations for the twelve weeks ended March 24, 2000. Accordingly, we believe that a discussion of our pro forma results of operations is meaningful and relevant to an investor. The pro forma results of operations set forth above are based on our unaudited condensed consolidated statement of operations for the twelve weeks ended March 24, 2000 and are only adjusted to reflect our January 2001 acquisition from Crestline of the lessees of 112 of our full-service hotel properties and the leasehold interests in an additional four of our full-service hotel properties for $207 million in cash as if the transaction occurred at the beginning of 2000. Of the 125 full-service hotel properties we owned as of May 29, 2001, we continue to lease one hotel property to Crestline and five to third parties. The remaining three hotels (including two owned by Rockledge) have not been leased.

   As a result of the Crestline transaction, in the fourth quarter of 2000 we recognized a non-recurring pre-tax loss of $207 million net of the minority interest effect of $28 million related to the minority owners' share in the lease repurchase expense and a tax benefit of $82 million. The pro forma results of operations for the twelve weeks ended March 24, 2000 appearing above have been adjusted to eliminate this pre-tax loss and tax benefit. In addition, the above pro forma statement of operations also includes the following adjustments:

   -- Record hotel-level revenues and expenses and reduce historical rental income with respect to the 116 properties;
   -- Reduce historical interest income for amounts related to the working capital note with Crestline;
   -- Reduce historical equity in earnings of affiliates for interest earned at our non-controlled subsidiary on the related furniture, fixtures and equipment loans to Crestline;
   -- Record interest expense related to the additional borrowings from the issuance of our 9 1/4% Series F senior notes to fund the $207 million cash payment;
   -- Record the minority interest effect related to the outside ownership in the operating partnership; and
   -- Record the tax provision attributable to the income of HMT Lessee, a taxable REIT subsidiary, at an effective tax rate of 39.5%.

   The unaudited pro forma financial information does not purport to represent what our results of operations would actually have been if the Crestline transaction had in fact occurred at the beginning of 2000, or to project our results of operations for any future period. The unaudited pro forma financial information is based upon available information and upon assumptions and estimates that we believe are reasonable under the circumstances. Further, the pro forma results of operations do not include adjustments for any transactions other than the Crestline transaction and are not presented in accordance with Article 11 of Securities and Exchange Commission Regulation S-X. The unaudited pro forma financial information should be read in conjunction with our audited financial statements contained in our annual report on Form 10-K, for the year ended December 31, 2000 and our unaudited quarterly financial statements contained in our quarterly report on Form 10-Q for the quarter ended March 23, 2001.

(c) The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101 "Revenue Recognition" (SAB 101) in December 1999. SAB 101 discusses factors to consider in determining when contingent revenue should be recognized during interim periods. As a result of the adoption of SAB 101, contingent rental income of $7 million and $123 million, respectively, for the twelve weeks ended March 23, 2001 and March 24, 2000 was deferred because they are contingent upon achieving annual thresholds of hotel sales. The deferral of contingent rental income also caused a reduction in minority interest expense, which ultimately resulted in a minority interest benefit in 2000, reflecting the minority owners' share in the net loss for the quarter.

                      Comparative Funds from Operations(a)
                            (unaudited, in millions)

                                                            Twelve weeks ended
                                                            -------------------
                                                            March 23, March 24,
                                                              2001      2000
                                                            --------- ---------
Net income (loss).........................................    $  32     $(57)
 Depreciation and amortization............................       76       72
 Partnership adjustments..................................       16      (14)
                                                              -----     ----
Funds from operations of Host Marriott, L.P...............      124        1
 Effect on funds from operations of SAB 101 (b)...........        7      123
                                                              -----     ----
Comparative funds from operations of Host Marriott, L.P...      131      124
 Dividends on preferred stock.............................       (5)      (5)
                                                              -----     ----
Comparative funds from operations of Host Marriott, L.P.
 available to holders of its common units.................      126      119
Comparative funds from operations of minority partners of
 Host Marriott, L.P. (c)..................................      (25)     (27)
                                                              -----     ----
Comparative funds from operations available to common
 shareholders of Host Marriott............................    $ 101     $ 92
                                                              =====     ====

--------
(a) Comparative FFO represents Funds From Operations, for all Host Marriott operations, as defined by the National Association of Real Estate Investment Trusts, adjusted for contingent rental revenues and substantial non-recurring items. We consider Comparative FFO to be an indicative measure of our operating performance due to the significance of our long-lived assets and because such data is considered useful by the investment community to better understand our result of operations, and can be used to measure our ability to service debt, fund capital expenditures and expand our business. However, such information should not be considered as an alternative to net income, operating profit, cash from operations, or any other operating or liquidity performance measure prescribed by accounting principles generally accepted in the United States. Cash expenditures for various long-term assets and income taxes have been, and will be incurred, which are not reflected in the Comparative FFO. In addition, Comparative FFO as presented may not be comparable to amounts calculated by other companies.

(b) Results are adjusted to include contingent rent which is deferred under Staff Accounting Bulletin 101. This adjustment reflects revenues based on payment amounts calculated under our hotels leases.

(c) The $25 million and $27 million, respectively, deducted for the twelve weeks ended March 23, 2001 and March 24, 2000, respectively, represent the Comparative FFO attributable to the interests in Host Marriott, L.P. held by its minority partners in the 2001 and 2000 periods, respectively. For additional detail regarding operating structure and operating partnership units, investors should read our annual report on Form 10-K for the year ended December 31, 2000.

                                   EBITDA (a)
                            (unaudited, in millions)

                                                             Twelve weeks ended
                                                             -------------------
                                                             March 23, March 24,
                                                               2001      2000
                                                             --------- ---------
EBITDA
 Hotels.....................................................   $235      $113
 Office buildings and other investments.....................     --         1
 Interest income............................................      8         9
 Corporate and other expenses...............................    (12)      (15)
 Effect on revenue of Staff Accounting Bulletin 101.........      7       123
                                                               ----      ----
EBITDA of Host Marriott, L.P................................    238       231
Distributions to minority interest partners of Host
 Marriott, L.P. (b).........................................    (13)      (13)
                                                               ----      ----
EBITDA of Host Marriott.....................................   $225      $218
                                                               ====      ====

                                                             Twelve weeks ended
                                                             -------------------
                                                             March 23, March 24,
                                                               2001      2000
                                                             --------- ---------
EBITDA......................................................   $225      $218
 Effect on revenue of Staff Accounting Bulletin 101.........     (7)     (123)
 Interest expense...........................................   (103)      (96)
 Dividends on Convertible Preferred Securities..............     (7)       (7)
 Depreciation and amortization..............................    (77)      (74)
 Minority interest (expense) benefit........................    (15)       11
 Income taxes...............................................     (3)       (1)
 Distributions to minority interest partners of
  Host Marriott, L.P........................................     13        13
 Other non-cash changes, net................................      6         2
                                                               ----      ----
 Net income (loss)..........................................   $ 32      $(57)
                                                               ====      ====

--------
(a) We consider our consolidated earnings before interest expense, income taxes, depreciation, amortization, and other non-cash items (including contingent rental revenue) ("EBITDA") to be an indicative measure of our operating performance due to the significance of our long-lived assets and because such data is considered useful by the investment community to better understand our results, and can be used to measure our ability to service debt, fund capital expenditures and expand our business. However, such information should not be considered as an alternative to net income, operating profit, cash from operations, or any other operating or liquidity performance measure prescribed by accounting principles generally accepted in the United States. Cash expenditures for various long-term assets and income taxes have been, and will be incurred, which are not reflected in EBITDA presentations. In addition, EBITDA as presented may not be comparable to amounts calculated by other companies.

(b) Host Marriott holds approximately 82% and 77%, without giving effect to this offering, of the outstanding operating partnership units of Host Marriott, L.P. at March 23, 2001 and March 24, 2000, respectively. The distributions to minority interest partners of Host Marriott, L.P. reflect distributions to minority holders of operating partnership units and holders of certain preferred operating partnership units. These units are convertible into cash or common stock of Host Marriott at Host Marriott's option. A quarterly distribution of $0.26 and $0.21 per unit was declared March 23, 2001 and March 24, 2000, respectively. On May 8, 2001, the selling shareholders sold 10,000,000 shares of common stock issued upon the conversion of operating partnership units, which increased Host Marriott's ownership of the operating partnership to approximately 86%.

                                 RISK FACTORS

   Prospective investors should carefully consider, among other factors, the material risks described below.

Risks of Ownership of our Common Stock

   There are limitations on the acquisition of our common stock and changes in control. Our charter and bylaws, the partnership agreement of the operating partnership, our shareholder rights plan and the Maryland General Corporation Law contain a number of provisions that could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for our shareholders or otherwise be in their best interests, including the following:

     Ownership limit. The 9.8% ownership limit described under "Risk Factors--Risks of Ownership of our Common Stock--There are possible adverse consequences of limits on ownership of our common stock" below may have the effect of precluding a change in control of us by a third party without the consent of our Board of Directors, even if the change in control would be in the interest of our shareholders, and even if the change in control would not reasonably jeopardize our REIT status.

     Staggered board. Our Board of Directors consists of nine members but our charter provides that our number of directors may be increased or decreased according to our bylaws, provided that the total number of directors is not less than three nor more than 13. Pursuant to our bylaws, the number of directors will be fixed by our Board of Directors within the limits in our charter. Our Board of Directors is divided into three classes of directors. Directors for each class are chosen for a three-year term when the term of the current class expires. The staggered terms for directors may affect shareholders' ability to effect a change in control of us, even if a change in control would be in the interest of our shareholders. Currently, there are nine directors.

     Removal of board of directors. Our charter provides that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than our common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of our outstanding shares entitled to be cast for the election of directors. Vacancies on the Board of Directors may be filled by the concurring vote of a majority of the remaining directors and, in the case of a vacancy resulting from the removal of a director by the shareholders, by at least two-thirds of all the votes entitled to be cast in the election of directors.

     Preferred shares; classification or reclassification of unissued shares of capital stock without shareholder approval. Our charter provides that the total number of shares of stock of all classes which we have authority to issue is 800,000,000, initially consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock, of which 14,140,000 shares of preferred stock were issued and outstanding as of May 1, 2001. Our Board of Directors has the authority, without a vote of shareholders, to classify or reclassify any unissued shares of stock, including common stock into preferred stock or vice versa, and to establish the preferences and rights of any preferred or other class or series of shares to be issued. The issuance of preferred shares or other shares having special preferences or rights could delay or prevent a change in control even if a change in control would be in the interests of our shareholders. Because our Board of Directors has the power to establish the preferences and rights of additional classes or series of shares without a shareholder vote, our Board of Directors may give the holders of any class or series preferences, powers and rights, including voting rights, senior to the rights of holders of our common stock.

     Consent rights of the limited partners. Under the partnership agreement of the operating partnership, we generally will be able to merge or consolidate with another entity with the consent of partners holding percentage interests that are more than 50% of the aggregate percentage interests of the outstanding limited partnership interests entitled to vote on the merger or consolidation, including any limited partnership interests held by us, as long as the holders of limited partnership interests either receive or have the right to receive the same consideration as our shareholders. We, as holder of a majority of the limited partnership interests, would be able to control the vote. Under our charter, holders of at least two-thirds of our outstanding shares of common stock generally must approve the merger or consolidation.

     Maryland business combination law. Under the Maryland General Corporation Law, specified "business combinations," including specified issuances of equity securities, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation's then outstanding shares, or an "interested shareholder," or an affiliate of the interested shareholder are prohibited for five years after the most recent date in which the interested shareholder becomes an interested shareholder. Thereafter, any of these specified business combination must be approved by 80% of outstanding voting shares, and by two-thirds of voting shares other than voting shares held by an interested shareholder unless, among other conditions, the corporation's common shareholders receive a minimum price, as defined in the Maryland General Corporation Law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder. We are subject to the Maryland business combination statute.

     Maryland control share acquisition law. Under the Maryland General Corporation Law, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror and by officers or directors who are employees of the corporation. "Control shares" are voting shares which, if aggregated with all other voting shares previously acquired by the acquiror or over which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of the voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to specified exceptions. We are subject to these control share provisions of Maryland law, subject to an exemption for Marriott International pursuant to its purchase right discussed below. See "Risk Factors--Risks of Ownership of our Common Stock--There are limitations on the acquisition of our common stock and changes in control--Marriott International purchase right."

     Merger, consolidation, share exchange and transfer of our assets. Pursuant to our charter, subject to the terms of any outstanding class or series of capital stock, we can merge with or into another entity, consolidate with one or more other entities, participate in a share exchange or transfer our assets within the meaning of the Maryland General Corporation Law if approved (1) by our Board of Directors in the manner provided in the Maryland General Corporation Law and (2) by our shareholders holding two-thirds of all the votes entitled to be cast on the matter, except that any merger of us with or into a trust organized for the purpose of changing our form of organization from a corporation to a trust requires only the approval of our shareholders holding a majority of all votes entitled to be cast on the merger. Under the Maryland General Corporation Law, specified mergers may be approved without a vote of shareholders and a share exchange is only required to be approved by a Maryland corporation by its Board of Directors. Our voluntary dissolution also would require approval of shareholders holding two-thirds of all the votes entitled to be cast on the matter.

     Amendments to our charter and bylaws. Our charter contains provisions relating to restrictions on transferability of our common stock, the classified Board of Directors, fixing the size of our Board of Directors within the range set forth in our charter, removal of directors and the filling of vacancies, all of which may be amended only by a resolution adopted by the Board of Directors and approved by our shareholders holding two-thirds of the votes entitled to be cast on the matter. As permitted under the Maryland General Corporation Law, our charter and bylaws provide that directors have the exclusive right to amend our bylaws. Amendments of this provision of our charter also would require action of our Board of Directors and approval by shareholders holding two-thirds of all the votes entitled to be cast on the matter.

     Marriott International purchase right. As a result of our spin-off of Marriott International in 1993, Marriott International has the right to purchase up to 20% of each class of our outstanding voting shares at the then fair market value when specific change of control events involving us occur, subject to specified limitations to protect our REIT status. The Marriott International purchase right may have the effect of discouraging a takeover of us, because any person considering acquiring a substantial or controlling block of our common stock will face the possibility that its ability to obtain or exercise control would be impaired or made more expensive by the exercise of the Marriott International purchase right.

     Shareholder rights plan. We adopted a shareholder rights plan which provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a newly created series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 20% or more of our outstanding common stock. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors.

   There are possible adverse consequences of limits on ownership of our common stock. To maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities. In addition, a person who owns, directly or by attribution, 10% or more of an interest in a tenant of ours, or a tenant of any partnership in which we are a partner, cannot own, directly or by attribution, 10% or more of our shares without jeopardizing our qualification as a REIT. Primarily to facilitate maintenance of our qualification as a REIT for federal income tax purposes, the ownership limit under our charter prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person or persons acting as a group, of more than 9.8% of the issued and outstanding shares of our common stock, subject to an exception for shares of our common stock held prior to our conversion into a REIT so long as the holder would not own more than 9.9% in value of our outstanding shares after the REIT conversion, and prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person, or persons acting as a group, of more than 9.8% of the issued and outstanding shares of any class or series of our preferred shares. Together, these limitations are referred to as the "ownership limit." Our Board of Directors, in its sole and absolute discretion, may waive or modify the ownership limit with respect to one or more persons who would not be treated as "individuals" for purposes of the Internal Revenue Code if the Board of Directors is satisfied, based upon information required to be provided by the party seeking the waiver and, if it determines necessary or advisable, upon an opinion of counsel satisfactory to our Board of Directors, that ownership in excess of this limit will not cause a person who is an individual to be treated as owning shares in excess of the ownership limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize our status as a REIT for federal income tax purposes (for example, by causing any of our tenants to be considered a "related party tenant" for purposes of the REIT qualification rules). Common stock acquired or held in violation of the ownership limit will be transferred automatically to a trust for the benefit of a designated charitable beneficiary, and the person who acquired the common stock in violation of the ownership limit will not be entitled to any distributions thereon, to vote those shares of common stock or to receive any proceeds from the subsequent sale of the common stock in excess of the lesser of the price paid for the common stock or the amount realized from the sale. A transfer of shares of our common stock to a person who, as a result of the transfer, violates the ownership limit may be void under certain circumstances, and, in any event, would deny that person any of the economic benefits of owning shares of our common stock in excess of the ownership limit. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect the shareholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with such transaction.

   We depend on external sources of capital for future growth. As with other REITs, but unlike corporations generally, our ability to reduce our debt and finance our growth largely must be funded by external sources of capital because we generally will have to distribute to our shareholders 90% of our taxable income in order to qualify as a REIT, including taxable income we recognize for tax purposes but with regard to which we do not receive corresponding cash. Our access to external capital will depend upon a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings, cash distributions and the market price of our common stock. Currently, our access to external capital has been limited to the extent that our common stock is trading at what we believe is a discount to our estimated net asset value.

   Shares of our common stock that are or become available for sale could affect the price for shares of our common stock. Sales of a substantial number of shares of our common stock, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. In addition, holders of units of limited partnership interest in the operating partnership (referred to as "OP Units"), who redeem their OP Units and receive common stock upon redemption will be able to sell those shares freely, unless the person is our affiliate and resale of the affiliate's shares is not covered by an effective registration statement. After giving effect to the conversion of OP Units into the shares of common stock which are being offered by this prospectus supplement, as of May 29, 2001 there were approximately 23 million OP Units outstanding, all of which are currently redeemable. Further, a substantial number of shares of our common stock have been and will be issued or reserved for issuance from time to time under our employee benefit plans, including shares of our common stock reserved for options, and these shares of common stock would be available for sale in the public markets from time to time pursuant to exemptions from registration or upon registration. Moreover, the issuance of additional shares of our common stock by us in the future would be available for sale in the public markets. We can make no prediction about the effect that future sales of our common stock would have on the market price of our common stock.

   Our earnings and cash distributions will affect the market price of shares of our common stock. We believe that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings, and is secondarily based upon the value of the underlying assets. For that reason, shares of our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flow to shareholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of our common stock. Our failure to meet the market's expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

   Market interest rates may affect the price of shares of our common stock. We believe that one of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rate on the shares, considered as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of REIT shares may expect a higher distribution rate. Thus, higher market interest rates could cause the market price of our shares to go down.

Risks of Operation

   We do not control our hotel operations, and we are dependent on the managers of our hotels. Because federal income tax laws restrict REITs and their subsidiaries from operating a hotel, we do not manage our hotels. Instead, we retain managers to manage our hotels pursuant to management agreements. Our income from the hotels may be adversely affected if the managers fail to provide quality services and amenities and competitive room rates at our hotels or fail to maintain the quality of the hotel brand names. While HMT Lessee LLC, a taxable REIT subsidiary of the operating partnership that is the lessee of substantially all of our full-service properties, oversees the hotel managers' performance, we have limited specific recourse if we believe that the hotel managers are not performing adequately. Underperformance by our hotel managers could adversely affect our results of operations.

   Our relationship with Marriott International may result in conflicts of interest. Marriott International, a public hotel management company, manages a significant number of our hotels. In addition, Marriott International manages and in some cases may own or be invested in hotels that compete with our hotels. As a result, Marriott International may make decisions regarding competing lodging facilities which it manages that would not necessarily be in our best interests. J.W. Marriott, Jr. is a member of our Board of Directors and his brother, Richard E. Marriott, is our Chairman of the Board. Both J.W. Marriott, Jr. and Richard E. Marriott serve as directors, and J.W. Marriott, Jr. also serves as an officer, of Marriott International. J.W. Marriott, Jr. and Richard E. Marriott beneficially owned, as determined for securities law purposes, as of January 31, 2001, approximately 12.6% and 12.2%, respectively, of the outstanding shares of common stock of Marriott International. As a result, J.W. Marriott, Jr. and Richard E. Marriott have potential conflicts of interest as our directors when making decisions regarding Marriott International, including decisions relating to the management agreements involving the hotels and Marriott International's management of competing lodging properties.

   Our Board of Directors follows appropriate policies and procedures intended to limit the involvement of Messrs. J.W. Marriott, Jr. and Richard E. Marriott in conflict situations, including requiring them to abstain from voting as directors on matters which present a conflict between the companies. If appropriate, these policies and procedures will apply to other directors and officers.

   We have substantial indebtedness. Our degree of leverage could adversely affect our ability to:

  . obtain financing in the future for working capital, capital expenditures, acquisitions, development or other general business purposes

  . undertake financings on terms and conditions acceptable to us

  . pursue our acquisition strategy or

  . compete effectively or operate successfully under adverse economic conditions.

   If our cash flow and working capital are not sufficient to fund our expenditures or service our indebtedness, we would have to raise additional funds through:

  . the sale of equity

  . the refinancing of all or part of our indebtedness

  . the incurrence of additional permitted indebtedness or

  . the sale of assets.

   We cannot assure you that any of these sources of funds would be available in amounts sufficient for us to meet our obligations or fulfill our business plan. Additionally, our debt contains performance related covenants that, if not achieved, could require immediate repayment of our debt or significantly increase the rate of interest on our debt.

   There is no limitation on the amount of debt we may incur. There are no limitations in our organizational documents or the operating partnership's organizational documents that limit the amount of indebtedness that we may incur. However, our existing debt instruments contain restrictions on the amount of indebtedness that we may incur. Accordingly, we could incur indebtedness to the extent permitted by our debt agreements. If we became more highly leveraged, our debt service payments would increase and our cash flow and our ability to service our debt and make distributions to our shareholders would be adversely affected.

   Our management agreements could impair the sale or other disposition of our hotels. Under the terms of the management agreements, we generally may not sell, lease or otherwise transfer the hotels unless the transferee assumes the related management agreements and meets specified other conditions. Our ability to finance, refinance or sell any of the properties may, depending upon the structure of a particular transaction, require the manager's consent. If the manager did not consent, we would be prohibited from financing, refinancing or selling the property without breaching the management agreement.

   The acquisition contracts relating to some hotels limit our ability to sell or refinance those hotels. For reasons relating to federal income tax considerations of the former owners of some of our hotels, we agreed to restrictions on selling some hotels or repaying or refinancing the mortgage debt on those hotels for varying periods depending on the hotel. We anticipate that, in specified circumstances, we may agree to similar restrictions in connection with future hotel acquisitions. As a result, even if it were in our best interests to sell or refinance the mortgage debt on these hotels, it may be difficult or impossible to do so during their respective lock-out periods.

   Our ground lease payments may increase faster than the revenues we receive on the hotels. As of January 31, 2001, we leased, as lessee, 46 of our hotels pursuant to ground leases. These ground leases generally require increases in ground rent payments every five years. Our ability to make distributions to shareholders could be adversely affected to the extent that our revenues do not increase at the same or a greater rate as the increases under the ground leases. In addition, if we were to sell a hotel encumbered by a ground lease, the buyer would have to assume the ground lease, which could result in a lower sales price. Moreover, to the extent that the ground leases are not renewed at their expiration, our revenues could be adversely affected.

   New acquisitions may fail to perform as expected or we may be unable to make acquisitions on favorable terms. We intend to acquire additional full-service hotels. Newly acquired properties may fail to perform as expected, which could adversely affect our financial condition and operating results. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position. We expect to acquire hotels with cash from secured or unsecured financings and proceeds from offerings of equity or debt, to the extent available. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms or at all. Competition for attractive investment opportunities may increase prices for hotel properties, thereby decreasing the potential return on our investment.

   We may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. The inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition, and ability to service debt and make distributions to shareholders. In addition, there are limitations under the federal tax laws applicable to REITs and agreements that we have entered into when we acquired some of our properties that may limit our ability to recognize the full economic benefit from a sale of our assets.

   Our revenues and the value of our properties are subject to conditions affecting the lodging industry. If our assets do not generate income sufficient to pay our expenses, service our debt and maintain our properties, we will be unable to make distributions to our shareholders. Our revenues and the value of our properties are subject to conditions affecting the lodging industry. These include:

  . changes in the national, regional and local economic climate

  . local conditions such as an oversupply of hotel properties or a reduction in demand for hotel rooms

  . the attractiveness of our hotels to consumers and competition from comparable hotels

  . the quality, philosophy and performance of the managers of our hotels

  . changes in room rates and increases in operating costs due to inflation and other factors and

  . the need to periodically repair and renovate our hotels.

   Adverse changes in these conditions could adversely affect our financial performance.

   Our expenses may remain constant even if our revenue drops. The expenses of owning property are not necessarily reduced when circumstances like market factors and competition cause a reduction in income from the property. If a property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose and take the property. Our financial condition could be adversely affected by:

  . interest rate levels

  . the availability of financing

  . the cost of compliance with government regulation, including zoning and tax laws and

  . changes in governmental regulations, including those governing usage, zoning and taxes.

   We depend on our key personnel. We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations. We do not intend to obtain key-man life insurance with respect to any of our personnel.

   Partnership and other litigation judgments or settlements could have a material adverse effect on our financial condition. We and the operating partnership are parties to various lawsuits relating to previous partnership transactions, including transactions relating to the REIT conversion. While we and the other defendants to these lawsuits believe all of the lawsuits in which we are a defendant are without merit and we are vigorously defending against the asserted claims, we can give no assurance as to the outcome of any of the lawsuits. If any of the lawsuits were to be determined adversely to us or settlement involving a payment of a material sum of money were to occur, there could be a material adverse effect on our financial condition.

   We may acquire hotel properties through joint ventures with third parties that could result in conflicts. Instead of purchasing hotel properties directly, we may invest as a co-venturer. Joint venturers often share control over the operation of the joint venture assets. Actions by a co-venturer could subject the assets to additional risk, including:

  . our co-venturer in an investment might have economic or business interests or goals that are inconsistent with our interests or goals

  . our co-venturers may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives or

  . a joint venture partner could go bankrupt, leaving us liable for its share of joint venture liabilities.

   Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent.

   Environmental problems are possible and can be costly. We believe that our properties are in compliance in all material respects with applicable environmental laws. Unidentified environmental liabilities could arise, however, and could have a material adverse effect on our financial condition and performance. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at the property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. Environmental laws also govern the presence, maintenance and removal of asbestos. These laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

   Compliance with other government regulations can also be costly. Our hotels are subject to various forms of regulation, including Title III of the Americans with Disabilities Act, building codes and regulations pertaining to fire safety. Compliance with those laws and regulations could require substantial capital expenditures. These regulations may be changed from time to time, or new regulations adopted, resulting in additional or unexpected costs of compliance. Any increased costs could reduce the cash available for servicing debt and making distributions to our shareholders.

   Some potential losses are not covered by insurance. We carry comprehensive liability, fire, flood, extended coverage and rental loss, for rental losses extending up to 12 months, insurance with respect to all of our hotels. We believe the policy specifications and insured limits of these policies are of the type customarily carried for similar hotels. Some types of losses, such as from earthquakes and environmental hazards, however, may be either uninsurable or too expensive to justify insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

Federal Income Tax Risks

   To qualify as a REIT, we are required to distribute at least 90% of our taxable income, irrespective of our available cash or outstanding obligations. To continue to qualify as a REIT, we currently are required to distribute to our shareholders with respect to each year at least 90% of our taxable income, excluding net capital gain (with respect to our taxable years that ended prior to January 1, 2001, we were required to distribute 95% of the amount to so qualify). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income and 95% of our capital gain net income for that year and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the operating partnership. However, there are differences in timing between our recognition of taxable income and our receipt of cash available for distribution due to, among other things, the seasonality of the lodging industry and the fact that some taxable income will be "phantom" income, which is taxable income that is not matched by cash flow or EBITDA to us. Due to some transactions entered into in years prior to the REIT conversion, we expect to recognize substantial amounts of "phantom" income. There is a distinct possibility that these timing differences could require us to borrow funds or to issue additional equity to enable us to meet the distribution requirement and, therefore, to maintain our REIT status, and to avoid the nondeductible excise tax. In addition, because the REIT distribution requirements prevent us from retaining earnings, we will generally be required to refinance debt that matures with additional debt or equity. We cannot assure you that any of these sources of funds, if available at all, would be sufficient to meet our distribution and tax obligations.

   Adverse tax consequences would apply if we failed to qualify as a REIT. We believe that we have been organized and have operated in such a manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year beginning January 1, 1999, and we currently intend to continue to operate as a REIT during future years. No assurance can be provided, however, that we qualify as a REIT or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our REIT qualification. If we fail to qualify as a REIT, we will be subject to federal and state income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, unless entitled to statutory relief, we would not qualify as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax burden on us would significantly reduce the cash available for distribution by us to our shareholders and we would no longer be required to make any distributions to shareholders. Our failure to qualify as a REIT could reduce materially the value of our common stock and would cause any distributions to shareholders that otherwise would have been subject to tax as capital gain dividends to be taxable as ordinary income to the extent of our current and accumulated earnings and profits, or "E&P." However, subject to limitations under the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to our distributions. Our failure to qualify as a REIT also would cause an event of default under our credit facility that could lead to an acceleration of the amounts due under the credit facility, which, in turn, would constitute an event of default under our outstanding debt securities.

   We will be disqualified as a REIT at least for taxable year 1999 if we failed to distribute all of our E&P attributable to our non-REIT taxable years. In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed E&P that is attributable to one of our non-REIT taxable years. A REIT has until the close of its first taxable year as a REIT in which it has non-REIT E&P to distribute its accumulated E&P. We were required to have distributed this E&P prior to the end of 1999, the first taxable year for which our REIT election was effective. If we failed to do this, we will be disqualified as a REIT at least for taxable year 1999. We believe that distributions of non-REIT E&P that we made were sufficient to distribute all of the non-REIT E&P as of December 31, 1999, but we cannot guarantee that we met this requirement.

   If our leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT. To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be passive income, like rent. For the rent paid pursuant to the leases, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. In addition, the lessees must not be regarded as "related party tenants," as defined in the Internal Revenue Code. We believe that the leases will be respected as true leases for federal income tax purposes. There can be no assurance, however, that the IRS will agree with this view. We also believe that Crestline was not a "related party tenant" and, as a result of the changes in tax laws effective January 1, 2001, HMT Lessee will not be treated as a "related party tenant" so long as it qualifies as a "taxable REIT subsidiary." If the leases were not respected as true leases for federal income tax purposes or if the lessees were regarded as "related party tenants," we would not be able to satisfy either of the two gross income tests applicable to REITs and we would lose our REIT status. See "Risk Factors--Federal Income Tax Risks--Adverse tax consequences would apply if we failed to qualify as a REIT" above.

   If HMT Lessee LLC fails to qualify as a taxable REIT subsidiary, we would fail to qualify as a REIT. For our taxable years beginning on and after January 1, 2001, as a result of REIT tax law changes under the REIT Modernization Act, we are permitted to lease our hotels to a subsidiary of the operating partnership that is taxable as a corporation and that elects to be treated as a taxable REIT subsidiary. Accordingly, effective January 1, 2001, HMT Lessee, directly or indirectly acquired all but one of the full-service hotel leasehold interests formerly held by Crestline. So long as HMT Lessee and other affiliated lessees qualify as taxable REIT subsidiaries of ours and certain other conditions are satisfied, they will not be treated as "related party tenants." We believe that HMT Lessee qualifies to be treated as a taxable REIT subsidiary for federal income tax purposes. We cannot assure you, however, that the IRS will not challenge its status as a taxable REIT subsidiary for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in disqualifying HMT Lessee from treatment as a taxable REIT subsidiary, we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests and, accordingly, we would cease to qualify as a REIT. See "Risk Factors--Federal Income Tax Risks--Adverse tax consequences would apply if we failed to qualify as a REIT" above.

   Despite our REIT status, we remain subject to various taxes, including substantial deferred and contingent tax liabilities. Notwithstanding our status as a REIT, we are subject, through our ownership interest in the operating partnership, to certain federal, state, local and foreign taxes on our income and property. In addition, we will be required to pay federal tax at the highest regular corporate rate, currently 35%, upon our share of any "built-in gain" recognized as a result of any sale before January 1, 2009, by the operating partnership of assets, including the hotels, in which interests were acquired by the operating partnership from our predecessor and its subsidiaries as part of the REIT conversion. Built-in gain is the amount by which an asset's fair market value exceeded our adjusted basis in the asset on January 1, 1999, the first day of our first taxable year as a REIT. The total amount of gain on which we would be subject to corporate income tax if the assets that we held at the time of the REIT conversion were sold in a taxable transaction prior to January 1, 2009 would be material to us. In addition, at the time of the REIT conversion, we expected that we or Rockledge Hotel Properties, Inc. or Fernwood Hotel Assets, Inc. (each of which is a taxable corporation in which the operating partnership owned a 95% nonvoting interest until April, 2001 when the operating partnership purchased the remaining 5% voting interest) likely would recognize substantial built-in gain and deferred tax liabilities in the next ten years without any corresponding receipt of cash by us or the operating partnership. We may have to pay certain state income taxes because not all states treat REITs the same as they are treated for federal income tax purposes. We may also have to pay certain foreign taxes to the extent we own assets or conduct operations in foreign jurisdictions. The operating partnership is obligated under its partnership agreement to pay all such taxes (and any related interest and penalties) incurred by us, as well as any liabilities that the IRS may assert against us for corporate income taxes for taxable years prior to the time we qualified as a REIT. Our taxable REIT subsidiaries, including Rockledge, Fernwood and HMT Lessee, are taxable as corporations and will pay federal, state and local income tax on their net income at the applicable corporate rates, and foreign taxes to the extent they own assets or conduct operations in foreign jurisdictions.

   If the IRS were to challenge successfully the operating partnership's status as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences. We believe that the operating partnership qualifies to be treated as a partnership for federal income tax purposes. As a partnership, it is not subject to federal income tax on its income. Instead, each of its partners, including us, is required to pay tax on its allocable share of the operating partnership's income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the operating partnership as a corporation for tax purposes, we would fail to meet the income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. If the operating partnership fails to qualify as a partnership for federal income tax purposes or we fail to qualify as a REIT, either failure would cause an event of default under our credit facility that, in turn, could constitute an event of default under our outstanding debt securities. Also, the failure of the operating partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us. Finally, the classification of the operating partnership as a corporation would cause us to recognize gain at least equal to our "negative capital account," if any.

   As a REIT, we are subject to limitations on our ownership of debt and equity securities. Subject to the exceptions discussed in this paragraph, a REIT is prohibited from owning securities in any one issuer if the value of those securities exceeds 5% of the value of the REIT's total assets or the securities owned by the REIT represent more than 10% of the issuer's outstanding voting securities or more than 10% of the value of the issuer's outstanding securities. A REIT is permitted to own securities of a subsidiary in an amount that exceeds the 5% value test and the 10% vote or value test if the subsidiary elects to be a "taxable REIT subsidiary," which is taxable as a corporation. However, a REIT may not own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of the REIT's total assets. Effective January 1, 2001, each of Fernwood, Rockledge and HMT Lessee has elected to be treated as a taxable REIT subsidiary.

   Our taxable REIT subsidiaries are subject to special rules that may result in increased taxes. Several Internal Revenue Code provisions ensure that a taxable REIT subsidiary is subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

   We may be required to pay a penalty tax upon the sale of a hotel. The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under existing law, whether property, including hotels, is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends upon all of the facts and circumstances with respect to the particular transaction. The operating partnership intends that it and its subsidiaries will hold the hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make occasional sales of hotels as are consistent with the operating partnership's investment objectives. We cannot assure you, however, that the IRS might not contend that one or more of these sales is subject to the 100% penalty tax.

                              SELLING SHAREHOLDERS

   The selling shareholders named in this prospectus supplement currently own 20,988,657 OP Units which they acquired on December 30, 1998 in exchange for properties and assets. We will issue the offered shares to the selling shareholders upon their surrender of 18,200,000 of these OP Units for redemption. The following table provides the name of each selling shareholder, the number of shares that will be issued to and offered by such selling shareholder in this offering and the number of shares that such shareholder will continue to own following this offering. The address for each selling shareholder is 345 Park Avenue, New York, New York 10154. The shares of common stock owned following this offering represent shares of common stock that may be issued by us upon the redemption of each selling shareholder's OP Units. The offered shares represent approximately 6.4% of the total number of shares outstanding as of May 29, 2001, assuming the redemption of all outstanding OP Units that are not held by Host Marriott for shares of common stock. The number of shares owned by the selling shareholders in the aggregate following this offering represents approximately 1% of the total number of shares outstanding as of May 29, 2001, assuming the redemption of all outstanding OP Units that are not held by Host Marriott for shares of common stock.

   John G. Schreiber is a director of Host Marriott and, directly or through an affiliate, is a special limited partner of Blackstone Real Estate Associates L.P. and Blackstone Real Estate Associates II L.P. (collectively, "BREA"), which together are the general partner of all of the selling shareholders other than Blackstone Real Estate Holdings L.P., BRE Logan Hotel Inc., RTZ Management Corp. and BRE/Ceriale LLC (collectively, the "Blackstone Funds"). In his capacity as a special limited partner of BREA, Mr. Schreiber is entitled to exercise certain approval rights with respect to, among other things, acquisition, disposition and financing transactions by the Blackstone Funds.

                                                               Number of Shares
                                                  Number of    of Common Stock
                                                  Shares of    Owned Following
                                                 Common Stock   this Offering
Name of Selling Shareholder                     Offered Hereby       (1)
---------------------------                     -------------- ----------------
Blackstone Real Estate Partners I L.P..........    1,934,258              0
Blackstone Real Estate Partners Two L.P........      126,834              0
Blackstone Real Estate Partners Three L.P......    1,230,545              0
Blackstone Real Estate Partners IV L.P.........       38,684              0
Blackstone RE Capital Partners L.P.............      201,766              0
Blackstone RE Capital Partners II L.P..........       22,146              0
Blackstone RE Offshore Capital Partners L.P....       38,965              0
Blackstone Real Estate Holdings L.P............      488,531        860,674
Blackstone Real Estate Partners II L.P.........    5,489,080      1,152,862
Blackstone Real Estate Holdings II L.P.........    1,306,014        736,659
Blackstone Real Estate Partners II.TE.1 L.P....    4,990,565              0
Blackstone Real Estate Partners II.TE.2 L.P....      214,596              0
Blackstone Real Estate Partners II.TE.3 L.P....    1,025,959              0
Blackstone Real Estate Partners II.TE.4 L.P....      208,693              0
Blackstone Real Estate Partners II.TE.5 L.P....      438,980              0
BRE Logan Hotel, Inc...........................       14,362              0
RTZ Management Corp. ..........................           14              0
BRE/Ceriale LLC................................      430,008         38,462
                                                  ----------      ---------
  Total........................................   18,200,000      2,788,657
                                                  ==========      =========

--------
(1) Assuming the redemption of all OP Units held by the selling shareholders and the issuance of shares of common stock by Host Marriott upon the redemption of such OP Units.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Introduction

   The following discussion describes the federal income tax consequences reasonably anticipated to be material to prospective holders in connection with the purchase, ownership and disposition of the common stock of Host Marriott Corporation. The following discussion is intended to address only those federal income tax consequences that are generally relevant to all shareholders, is not exhaustive of all possible tax consequences and is not tax advice. For example, it does not give a detailed description of any state, local or foreign tax consequences. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to a shareholder subject to special treatment under the federal income tax laws, including, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations or foreign corporations and persons who are not citizens or residents of the United States.

   Hogan & Hartson L.L.P. has given opinions to the effect that this discussion, to the extent that it contains descriptions of applicable federal income tax law or legal conclusions with respect thereto, is correct in all material respects and that, although Hogan & Hartson has not undertaken to determine independently the accuracy, completeness, or fairness, on a factual basis, of the statements set forth herein, on the basis of its activities as counsel for Host Marriott, no facts have come to Hogan & Hartson's attention that cause it to believe that this discussion, as of the date hereof, contains an untrue statement of a material fact or omits to state a material fact required to be stated herein or necessary to make the statements herein, in light of the circumstances under which they are made, not misleading. The opinion, however, does not purport to address the actual tax consequences of the purchase, ownership and disposition of the securities to any particular purchaser. The opinion, and the information in this section, is based on the Internal Revenue Code and regulations in effect on the date hereof, current administrative interpretations and positions of the IRS and existing court decisions. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change, perhaps retroactively, the law on which the above opinion, and the information in this section, is based. Any such change could adversely affect the opinion. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the IRS or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinion, which does not bind the IRS or the courts, or the statements set forth in this Section, will not be challenged by the IRS or will be sustained by a court if so challenged.

   Because the specific tax attributes of a prospective purchaser could have a material impact on the tax consequences associated with the purchase, ownership and disposition of the securities of Host Marriott, it is essential that each prospective purchaser consult with his or her own tax advisors with regard to the application of the federal income tax laws to his or her personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Federal Income Taxation of Host Marriott

 General

   Host Marriott is a self-managed and self-administered real estate investment trust, or REIT, owning full service hotel properties. Host Marriott was formed as a Maryland corporation in 1998, under the name HMC Merger Corporation, as a wholly owned subsidiary of Host Marriott Corporation (a Delaware corporation which is referred to in this section as "Delaware Host Marriott"), in connection with its efforts to reorganize its business operations to qualify as a REIT for federal income tax purposes. As part of this reorganization, which is referred to in this discussion as the "REIT conversion," on December 29, 1998, HMC Merger Corporation merged with Delaware Host Marriott and changed its name to Host Marriott Corporation. As a result, Host Marriott has succeeded to the hotel ownership business formerly conducted by Delaware Host Marriott. Host Marriott conducts its business as an umbrella partnership REIT, through the operating partnership, of which we are the sole general partner.

   Host Marriott made an election to be taxed as a REIT under the Internal Revenue Code, effective for the taxable year beginning January 1, 1999. Host Marriott believes that it is organized and has operated in a manner that permitted it to qualify as a REIT for 1999 and 2000, and Host Marriott currently intends to continue to operate as a REIT for future years. No assurance, however, can be given that it in fact has qualified or will remain qualified as a REIT. See "--Failure of Host Marriott to Qualify as a REIT" below.

   The sections of the Internal Revenue Code and the corresponding regulations that govern the federal income tax treatment of a REIT and its shareholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

   Hogan & Hartson L.L.P. has provided to Host Marriott an opinion to the effect that Host Marriott is organized and has operated in conformity with the requirements for qualification as a REIT effective for its taxable years ended December 31, 1999 and December 31, 2000, and its current organization and intended method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code for taxable year 2001 and thereafter. It must be emphasized that this opinion is conditioned upon certain assumptions and representations made by Host Marriott and the operating partnership as to factual matters relating to the organization and operation of Host Marriott and its subsidiaries, the operating partnership and its subsidiaries, Rockledge and Fernwood (which are referred to in this section as the "non-controlled subsidiaries" for periods prior to January 1, 2001) and their subsidiaries, taxable REIT subsidiaries after December 31, 2000, Host Marriott Statutory Employee/Charitable Trust and Crestline and its subsidiaries, including the economic and other terms of each of Host Marriott's hotel leases and the expectations of Host Marriott and the lessees with respect thereto. In addition, this opinion is based upon the factual representations of Host Marriott concerning its business and properties as described in the reports filed by Host Marriott under the federal securities laws.

   Qualification and taxation as a REIT depends upon Host Marriott's ability to meet the various qualification tests imposed under the Internal Revenue Code, which are discussed below. Hogan & Hartson L.L.P. will not review Host Marriott's operating results. Accordingly, no assurance can be given that the actual results of Host Marriott's operations for any particular taxable year will satisfy such requirements.

   If Host Marriott qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that it currently distributes to its shareholders. This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels that generally results from an investment in a regular corporation. However, Host Marriott will be subject to federal income tax as follows:

    1. Host Marriott will be taxed at regular corporate rates on any undistributed "REIT taxable income" including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the shareholder level. A REIT's "REIT taxable income" is the otherwise taxable income of the REIT subject to certain adjustments, including a deduction for dividends paid.

    2. Under certain circumstances, Host Marriott (or its shareholders) may be subject to the "alternative minimum tax" due to its items of tax preference and alternative minimum tax adjustments.

    3. If Host Marriott has net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

    4. Host Marriott's net income from "prohibited transactions" will be subject to a 100% tax. In general, "prohibited transactions" are certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

    5. If Host Marriott fails to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a tax equal to (a) the gross income attributable to the greater of (i) the amount by which 75% of its gross income exceeds the amount qualifying under the 75% gross income test described below under "-- Income Tests Applicable to REITs" and (ii) the amount by which 90% of its gross income exceeds the amount qualifying under the 95% gross income test described below multiplied by (b) a fraction intended to reflect its profitability.

    6. If Host Marriott fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, Host Marriott will be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which federal income tax was paid.

    7. If Host Marriott acquires any asset from a taxable "C" corporation in a transaction in which the basis of the asset in the hands of Host Marriott is determined by reference to the basis of the asset in the hands of the "C" corporation, and Host Marriott recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by Host Marriott, then, to the extent of the asset's "built-in gain," such gain will be subject to tax at the highest regular corporate rate applicable. Built-in gain is the excess of the fair market value of an asset over Host Marriott's adjusted basis in the asset, determined when Host Marriott acquired the asset.

   Host Marriott owns an indirect interest in appreciated assets that its predecessors held before the REIT conversion. Such appreciated assets have a "carryover" basis and thus have built-in gain with respect to Host Marriott. If such appreciated property is sold within the ten-year period following the REIT conversion, or prior to January 1, 2009, Host Marriott generally will be subject to regular corporate tax on that gain to the extent of the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which Host Marriott can be taxed is limited to the excess of the aggregate fair market value of its assets on January 1, 1999 over the adjusted tax bases of those assets at that time. This tax could be very material. As a result, the operating partnership and Host Marriott might decide to seek to avoid a taxable disposition prior to January 1, 2009 of any significant asset owned by Host Marriott's predecessors at the time of the REIT conversion. This could be true with respect to a particular disposition even though the disposition might otherwise be in the best interests of Host Marriott and its shareholders. On the other hand, neither Host Marriott nor the operating partnership is obligated to avoid such dispositions.

   At the time of the REIT conversion, Host Marriott expected that it or one of the non-controlled subsidiaries likely would recognize substantial deferred liabilities prior to January 1, 2009. Deferred liabilities include, but are not limited to, tax liabilities attributable to built-in gain assets and deferred tax liabilities attributable to taxable income for which neither Host Marriott nor the operating partnership will receive corresponding cash. In addition, the IRS could assert substantial additional liabilities for taxes against Host Marriott's predecessors for taxable years prior to the time Host Marriott qualified as a REIT. Furthermore, notwithstanding Host Marriott's status as a REIT, Host Marriott may also have to pay (i) certain state income taxes, because not all states treat REITs the same as they are treated for federal income tax purposes, and (ii) certain foreign taxes to the extent that it owns assets or conducts operations in foreign jurisdictions.

   Under the terms of the REIT conversion and the partnership agreement of the operating partnership, the operating partnership is responsible for paying, or reimbursing Host Marriott for the payment of, certain tax liabilities, as described in the next paragraph, as well as contingent liabilities and liabilities attributable to litigation that Host Marriott may incur, whether such liabilities are incurred by reason of activities prior to the REIT conversion or activities subsequent thereto.

   Accordingly, the operating partnership will pay, or reimburse Host Marriott for the payment of, all taxes (and any interest and penalties associated therewith) incurred by Host Marriott, except for taxes imposed on Host Marriott by reason of its failure to qualify as a REIT or to distribute to its shareholders an amount equal to its "REIT taxable income," including net capital gains. The reimbursed taxes would include any taxes on built-in gains, as described above.

 Requirements for Qualification

   The Internal Revenue Code defines a REIT as a corporation, trust or association

    (1) which is managed by one or more directors or trustees;

    (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

    (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

    (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

    (5) the beneficial ownership of which is held by 100 or more persons;

    (6) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities);

    (7) which makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

    (8) which meets certain other tests, described below, regarding the nature of its income and assets.

   Conditions (1) to (4) must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) did not apply to Host Marriott's 1999 taxable year. Compliance with condition (5) is determined by disregarding the ownership of shares of stock of Host Marriott by any person(s) who:

      (a) acquired such shares of stock as a gift or bequest or pursuant to a legal separation or divorce;

      (b) is the estate of any person making such transfer to the estate; or

      (c) is a company established exclusively for the benefit of, or wholly owned by, either the person making such transfer or a person described in
  (a) or (b).

   For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

   In connection with condition (6), Host Marriott is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares of stock. If Host Marriott complies with this requirement, and it does not know, or exercising reasonable diligence would not have known, whether it failed to meet condition (6), then it will be treated as having met condition (6). If Host Marriott fails to send such annual letters, it will be required to pay either a $25,000 penalty or, if the failure is intentional, a $50,000 penalty. The IRS may require Host Marriott, under those circumstances, to take further action to ascertain actual ownership of its shares of stock, and failure to comply with such an additional requirement would result in an additional $25,000 (or $50,000) penalty. No penalty would be assessed in the first instance, however, if the failure to send the letters is due to reasonable cause and not to willful neglect.

   Host Marriott believes that it meets and currently intends to continue to meet conditions (1) through (4), (7) and (8). In addition, Host Marriott believes that it has had and currently intends to continue to have outstanding common stock with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6). With respect to condition (6), Host Marriott has complied and currently intends to continue to comply with the requirement that it send annual letters to its shareholders requesting information regarding the actual ownership of its shares of stock. In addition, Host Marriott's charter contains an ownership limit that is intended to assist Host Marriott in continuing to satisfy the share ownership requirements described in (5) and
(6) above. The
ownership limit, together with compliance with the annual shareholder letter requirement described above, however, may not ensure that Host Marriott will, in all cases, be able to satisfy the share ownership requirements described above. If Host Marriott fails to satisfy such share ownership requirements, Host Marriott will not qualify as a REIT. See "-- Failure of Host Marriott to Qualify as a REIT" below.

   A corporation may not elect to become a REIT unless its taxable year is the calendar year. Although Host Marriott previously had a 52-53 week year ending on the Friday closest to January 1, it adopted a calendar year taxable year in connection with the REIT conversion.

 Distribution of "Earnings and Profits" Attributable to "C" Corporation Taxable Years

   A REIT cannot have at the end of any taxable year any undistributed earnings and profits ("E&P") that are attributable to a "C" corporation taxable year, which includes all undistributed E&P of Host Marriott's predecessors. Accordingly, Host Marriott had until December 31, 1999 to distribute such E&P. In connection with the REIT conversion, Host Marriott declared dividends, consisting of cash, stock of Host Marriott, and stock of Crestline, intended to eliminate the substantial majority, if not all, of such E&P. To the extent, however, that any such E&P remained (the "Acquired Earnings") and Host Marriott failed to distribute such Acquired Earnings prior to the end of 1999, Host Marriott would be disqualified as a REIT at least for 1999. If Host Marriott should be so disqualified for 1999, subject to the satisfaction by Host Marriott of certain "deficiency dividend" procedures described below in "-- Annual Distribution Requirements Applicable to REITs" and assuming that Host Marriott otherwise satisfies the requirements for qualification as a REIT, Host Marriott should qualify as a REIT for 2000 and thereafter. Host Marriott believes that the dividends it paid prior to December 31, 1999 were sufficient to distribute all of the Acquired Earnings as of December 31, 1999. However, there are uncertainties relating to both the estimate of the Acquired Earnings and the value of noncash consideration that Host Marriott distributed in connection with the REIT conversion. Accordingly, there can be no assurance this requirement was met.

 Qualified REIT Subsidiary

   If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary will be disregarded for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as assets, liabilities and tax items of the REIT itself. Generally, a qualified REIT subsidiary is a corporation all of the capital stock of which is owned by one REIT and that is not a taxable REIT subsidiary. Host Marriott holds several qualified REIT subsidiaries that hold indirect interests in the partnerships that own hotels. These entities are not subject to federal corporate income taxation, although they may be subject to state and local taxation in certain jurisdictions.

 Ownership of Partnership Interests by a REIT

   A REIT which is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of the gross income tests and the asset tests applicable to REITs, as described below. Thus, Host Marriott's proportionate share of the assets and items of income of the operating partnership, including the operating partnership's share of such items of any subsidiaries that are partnerships or LLCs that have not elected to be treated as corporations for federal income tax purposes, are treated as assets and items of income of Host Marriott for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in "--Tax Aspects of Host Marriott's Ownership of Interests in the operating partnership." As the sole general partner of the operating partnership, Host Marriott has direct control over the operating partnership and indirect control over the subsidiaries in which the operating partnership or a subsidiary has a controlling interest. Host Marriott currently intends to operate these entities in a manner consistent with the requirements for qualification of Host Marriott as a REIT.

 Income Tests Applicable to REITs

   In order to maintain qualification as a REIT, Host Marriott must satisfy the following two gross income requirements:

  . At least 75% of Host Marriott's gross income, excluding gross income from "prohibited transactions," for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments.

  . At least 95% of Host Marriott's gross income, excluding gross income from "prohibited transactions," for each taxable year must be derived from any combination of income qualifying under the 75% test, dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities, including some hedging instruments.

   Rents paid pursuant to Host Marriott's leases, together with gain on the disposition of assets and dividends and interest received from Host Marriott's "taxable REIT subsidiaries," currently constitute substantially all of the gross income of Host Marriott. A taxable REIT subsidiary is an entity taxable for federal and state income tax purposes as a corporation in which a REIT directly or indirectly holds stock or other equity interests that has made a joint election with the REIT to be treated as a taxable REIT subsidiary and that does not engage in certain prohibited activities, including, without limitation, operating or managing hotels, except through an "eligible independent contractor." For a more detailed discussion of taxable REIT subsidiaries, see "--Qualification of an Entity as a Taxable REIT Subsidiary" below. Some of Host Marriott's subsidiaries have elected, and Host Marriott currently intends that these subsidiaries will operate in a manner so as to qualify, to be treated as taxable REIT subsidiaries for federal income tax purposes.

   Several conditions must be satisfied in order for rents received by Host Marriott, including the rents received pursuant to the leases, to qualify as "rents from real property." First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

   Second, rents received from a tenant will not qualify as "rents from real property" if Host Marriott, or an actual or constructive owner of 10% or more of Host Marriott, actually or constructively owns 10% or more of the tenant. This type of tenant will be referred to below as a related party tenant. As a result of the passage of the REIT Modernization Act, however, for taxable years beginning after December 31, 2000, Host Marriott is able to lease its hotel properties to a taxable REIT subsidiary and the rents received from that subsidiary will not be disqualified from being "rents from real property" by reason of Host Marriott's direct or indirect ownership interest in the subsidiary.

   Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Under prior law, this 15% test was based on relative adjusted tax bases. For taxable years beginning after December 31, 2000, however, the test is based on relative fair market values.

   Fourth, if Host Marriott operates or manages a property or furnishes or renders certain "impermissible services" to the tenants at the property, and the income derived from the services exceeds one percent of the total amount received by Host Marriott with respect to the property, then no amount received by Host Marriott with respect to the property will qualify as "rents from real property." Impermissible services are services other than services (1) "usually or customarily rendered" in connection with the rental of real property and (2) not otherwise considered "rendered to the occupant." For these purposes, the income that Host Marriott is considered to receive from the provision of "impermissible services" will not be less than 150% of the cost of providing the service. If the amount so received is one percent or less of the total amount received by the REIT with respect to the property, then only the income from the impermissible services will not qualify as "rents from real property."

   There are two exceptions to this rule. First, impermissible services can be provided to tenants through an independent contractor from whom Host Marriott derives no income. To the extent that impermissible services are provided by an independent contractor, the cost of the services generally must be borne by the independent contractor. Second, for Host Marriott's taxable years beginning after December 31, 2000, impermissible services can be provided to tenants at a property by a taxable REIT subsidiary.

   The operating partnership and each subsidiary that owns hotels entered into leases with subsidiaries of Crestline that commenced on January 1, 1999 and pursuant to which the hotels are leased for an initial term ranging generally from seven to ten years. Each lease provides for periodic payments of a specified base rent plus, to the extent that it exceeds the base rent, additional rent which is calculated based upon the gross sales of the hotels subject to the lease, plus certain other amounts.

   As described above, beginning January 1, 2001, Host Marriott is permitted to lease the hotel properties to a taxable REIT subsidiary so long as certain conditions are satisfied. The leases with Crestline provided that, following a change of law such as the enactment of the REIT Modernization Act, Host Marriott had the right, beginning on January 1, 2001, to purchase, or have a taxable REIT subsidiary of Host Marriott purchase, the leases for a purchase price equal to the fair market value of Crestline's interests in the leases. Effective as of January 1, 2001, a taxable REIT subsidiary of Host Marriott purchased from Crestline the leasehold interests with regard to all but one of Host Marriott's full-service hotels leased to Crestline for approximately
$207 million, including certain costs attributable to such purchase (and Host Marriott currently expects that one of its taxable REIT subsidiaries will purchase the remaining lease when certain conditions are satisfied).

   As discussed above, in order for the rent paid pursuant to the leases to constitute "rents from real property," the leases must be respected as true leases for federal income tax purposes. Accordingly the leases cannot be treated as service contracts, joint ventures or some other type of arrangement.

   The determination of whether the leases are true leases for federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

  . the intent of the parties;

  . the form of the agreement;

  . the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

  . the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain (e.g., appreciation) with respect to the property.

   In addition, Section 7701(e) of the Internal Revenue Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

   Host Marriott's leases have been structured with the intent to qualify as true leases for federal income tax purposes. For example, with respect to each lease:

  . the operating partnership or the applicable subsidiary or other lessor entity and the lessee intend for their relationship to be that of a lessor and lessee and such relationship is documented by a lease agreement;

  . the lessee has the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease;

  . the lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and will dictate through the hotel managers, who work for the lessees during the terms of the leases, how the hotels are operated and maintained;

  . the lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

  . the lessee benefits from any savings and bears the burdens of any increases in the costs of operating the hotels during the term of the lease;

  . in the event of damage or destruction to a hotel, the lessee is at economic risk because it will bear the economic burden of the loss in income from operation of the hotels subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the hotel to its prior condition;

  . the lessee has indemnified the operating partnership or the applicable subsidiary against all liabilities imposed on the operating partnership or the applicable subsidiary during the term of the lease by reason of
    (A) injury to persons or damage to property occurring at the hotels or
    (B) the lessee's use, management, maintenance or repair of the hotels;

  . the lessee is obligated to pay, at a minimum, substantial base rent for the period of use of the hotels under the lease;

  . the lessee stands to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels;

  . Host Marriott and the operating partnership believe that each lessee reasonably expected at the time the leases were entered into to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

  . upon termination of each lease, the applicable hotel is expected to have a remaining useful life equal to at least 20% of its expected useful life on the date of the consummation of the REIT conversion, and a fair market value equal to at least 20% of its fair market value on the date of the consummation of the REIT conversion.

   If, however, the leases were recharacterized as service contracts or partnership agreements, rather than true leases, or disregarded altogether for tax purposes, all or part of the payments that the operating partnership receives from the lessees would not be considered rent or would not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, Host Marriott very likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

   In addition, except for permitted leases to a taxable REIT subsidiary beginning January 1, 2001, the lessees must not be regarded as related party tenants. A lessee of Host Marriott (including for years ending prior to January 1, 2001, all of the Crestline lessees and, for years beginning on or after January 1, 2001, the Crestline lessees owning the hotel leasehold interests not acquired from Crestline by a taxable REIT subsidiary of Host Marriott) will be regarded as a related party tenant only if Host Marriott and/or one or more actual or constructive owners of 10% or more of Host Marriott actually or constructively own 10% or more of such lessee (including, with regard to a Crestline lessee, through an ownership interest in Crestline). In order to help preclude Host Marriott's lessees from being regarded as related party tenants, the following organizational documents contain the following ownership limits:

  . the articles of incorporation of Crestline expressly prohibit any person or persons acting as a group, including Host Marriott and/or any 10% or greater shareholder of Host Marriott, from owning more than 9.8% of the lesser of the number or value of the shares of capital stock of Crestline;

  . Host Marriott's charter expressly prohibits any person or persons acting as a group or entity from owning, actually and/or constructively, more than 9.8% of the lesser of the number or value of the shares of capital stock of Host Marriott (subject to a limited exception for a holder of shares of capital stock of Host Marriott in excess of the ownership limit solely by reason of the merger of Host Marriott's predecessor corporation into Host Marriott, which exception applied to the extent that the holder thereof did not own, directly or by attribution under the Internal Revenue Code, more than 9.9% in value of the outstanding shares of capital stock of Host Marriott as a result of the merger) or any other class or series of shares of stock of Host Marriott; and

  . the operating partnership's partnership agreement expressly prohibits any person, or persons acting as a group, or entity, other than Host Marriott and an affiliate of The Blackstone Group and a series of related funds controlled by Blackstone Real Estate Partners (the "Blackstone Entities"), from owning more than 4.9% by value of any class of interests in the operating partnership.

   Each of these prohibitions contains self-executing enforcement mechanisms. Assuming that these prohibitions are enforced at all times (subject to any waivers permitted under the operative documents), the lessees of Host Marriott that are not taxable REIT subsidiaries should not be regarded as related party tenants. There can be no assurance, however, that these ownership restrictions will be enforced in accordance with their terms in all circumstances or otherwise will ensure that the lessees will not be regarded as related party tenants.

   As indicated above, "rents from real property" must not be based in whole or in part on the income or profits of any person. Payments made pursuant to Host Marriott's leases should qualify as "rents from real property" since they are based on either fixed dollar amounts or on specified percentages of gross sales fixed at the time the leases were entered into (with the exception of one lease that provides for rents based upon net profits). The foregoing assumes that the leases are not renegotiated during their term in a manner that has the effect of basing either the percentage rent or base rent on income or profits. The foregoing also assumes that the leases are not in reality used as a means of basing rent on income or profits. More generally, the rent payable under the leases will not qualify as "rents from real property" if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice. Host Marriott currently intends that it will not renegotiate the percentages used to determine the percentage rent during the terms of the leases in a manner that has the effect of basing rent on income or profits. In addition, Host Marriott believes that the rental provisions and other terms of the leases conform with normal business practice and, other than with regard to one lease that is not treated as producing qualified "rents from real property," were not intended to be used as a means of basing rent on income or profits. Furthermore, Host Marriott currently intends that, with respect to other properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

   Host Marriott leases certain items of personal property to the lessees in connection with its leases. Under the Internal Revenue Code, if a lease provides for the rental of both real and personal property and the portion of the rent attributable to personal property is 15% or less of the total rent due under the lease, then all rent paid pursuant to such lease qualifies as "rent from real property." If, however, a lease provides for the rental of both real and personal property, and the portion of the rent attributable to personal property exceeds 15% of the total rent due under the lease, then no portion of the rent that is attributable to personal property will qualify as "rent from real property." Under the law in effect prior to January 1, 2001, the amount of rent attributable to personal property was that amount which bore the same ratio to total rent for the taxable year as the average of the adjusted tax bases of the personal property at the beginning and end of the year bore to the average of the aggregate adjusted tax bases of both the real and personal property at the beginning and end of such year. Host Marriott believes that, with respect to each of its leases that includes a lease of items of personal property, either the amount of rent attributable to personal property with respect to such lease will not exceed 15% of the total rent due under the lease (determined under the law in effect for the applicable period), or, with respect to leases where the rent attributable to personal property constitutes non-qualifying income, such amounts, when taken together with all other non-qualifying income earned by Host Marriott, will not jeopardize Host Marriott's status as a REIT. For Host Marriott's taxable years beginning after December 31, 2000, the personal property test is based on fair market value as opposed to adjusted tax basis.

   Each lease permits the operating partnership to take certain measures, including requiring the lessee to purchase certain furniture, fixtures and equipment or to lease such property from a third party, including a non-controlled subsidiary or a taxable REIT subsidiary, if necessary to ensure that all of the rent attributable to personal property with respect to such lease will qualify as "rent from real property." In order to protect Host Marriott's ability to qualify as a REIT, the operating partnership sold substantial personal property associated with a number of hotels acquired in connection with the REIT conversion to a non-controlled subsidiary. The non-controlled subsidiary, which elected, effective January 1, 2001, to be a taxable REIT subsidiary, separately leases all such personal property directly to the applicable lessee and receives rental payments that Host Marriott believes represent the fair rental value of such personal property directly from the lessees. If, however, such arrangements are not respected for federal income tax purposes, Host Marriott might not qualify as a REIT.

   If any of the hotels were to be operated directly by the operating partnership or a subsidiary as a result of a default by a lessee under the applicable lease, such hotel would constitute foreclosure property until the close of the third tax year following the tax year in which it was acquired, or for up to an additional three years if an extension is granted by the IRS, provided that:

    (1) the operating entity conducts operations through an independent contractor, which might, but would not necessarily in all circumstances, include Marriott International and its subsidiaries, within 90 days after the date the hotel is acquired as the result of a default by a lessee;

    (2) the operating entity does not undertake any construction on the foreclosed property other than completion of improvements that were more than 10% complete before default became imminent;

    (3) foreclosure was not regarded as foreseeable at the time the applicable lessor entered into such lease; and

    (4) Host Marriott elects on its federal income tax return filed for the year in which the foreclosure occurred to treat the hotel as "foreclosure property."

   For as long as such hotel constitutes foreclosure property, the income from the hotel would be subject to tax at the maximum corporate rates, but it would qualify under the 75% and 95% gross income tests. However, if such hotel does not constitute foreclosure property at any time in the future, income earned from the disposition or operation of such hotel will not qualify under the 75% and 95% gross income tests. For Host Marriott's taxable years beginning after December 31, 2000, if a lessee defaults under a lease, the operating partnership is permitted to lease the hotel to a taxable REIT subsidiary, subject to the limitations described above, in which case the hotel would not become foreclosure property.

   "Interest" generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest will not fail so to qualify solely by reason of being based upon a fixed percentage or percentages of receipts or sales. Host Marriott has received and expects to continue to receive interest payments from its taxable REIT subsidiaries (and prior to January 1, 2001, its non-controlled subsidiaries). These amounts of interest will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Host Marriott does not anticipate that the amounts of interest derived from its taxable REIT subsidiaries will affect its ability to continue to satisfy the 75% gross income test.

   Host Marriott also receives dividends from its taxable REIT subsidiaries, and it could realize capital gains with respect to its investments in its taxable REIT subsidiaries (either due to distributions received from those subsidiaries or upon a disposition of part or all of its interest in a taxable REIT subsidiary). The operating partnership's share of any dividends received from one or more of the taxable REIT subsidiaries or capital gains recognized with respect thereto should qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. The operating partnership does not anticipate that it will receive sufficient dividends from the taxable REIT subsidiaries and/or capital gains with respect to the taxable REIT subsidiaries to cause it to fail the 75% gross income test.

   Host Marriott inevitably will have some gross income from various sources, including the sources described in the preceding paragraphs, that fails to constitute qualifying income for purposes of one or both of the 75% or 95% gross income tests. Taking into account its actual and anticipated sources of non-qualifying income, however, Host Marriott believes that its aggregate gross income from all sources has satisfied, and Host Marriott currently intends that its aggregate gross income will continue to satisfy, the 75% and 95% gross income tests applicable to REITs for each taxable year commencing on or after January 1, 1999.

   If Host Marriott were to fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it were entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions generally would be available if Host Marriott's failure to meet such tests was due to reasonable cause and not due to willful neglect, Host Marriott were to attach a schedule of the sources of its income to its federal income tax return, and any incorrect information set forth on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Host Marriott would be entitled to the benefit of these relief provisions. If these relief provisions were inapplicable to a particular set of circumstances involving Host Marriott, Host Marriott would not qualify as a REIT. As discussed above under "--General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

   Any gain realized by Host Marriott on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including Host Marriott's share of any such gain realized by the operating partnership, will be treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends upon all the facts and circumstances with respect to the particular transaction. The operating partnership currently intends that both it and its subsidiaries will hold hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make sales of hotels as are consistent with the operating partnership's investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of these sales is subject to the 100% penalty tax.

 Asset Tests Applicable to REITs

   At the close of each quarter of its taxable year, Host Marriott must satisfy the following four tests relating to the nature of its assets:

  . First, at least 75% of the value of Host Marriott's total assets must be represented by real estate assets and certain cash items. Host Marriott's real estate assets include, for this purpose, its allocable share of real estate assets held by the operating partnership and the non-corporate subsidiaries of the operating partnership, as well as stock or debt instruments held for less than one year purchased with the proceeds of a stock offering or a long- term (at least five years) debt offering of Host Marriott, cash, cash items and government securities. Host Marriott's real estate assets do not include stock or debt instruments (other than mortgages) issued by its taxable REIT subsidiaries or their subsidiaries.

  . Second, no more than 25% of Host Marriott's total assets may be represented by securities other than those in the 75% asset class.

  . Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Host Marriott may not exceed 5% of the value of Host Marriott's total assets and Host Marriott may not own more than 10% of either the outstanding voting securities or the value of the outstanding securities of any one issuer. For 2001 and later years, this limit does not apply to securities of a taxable REIT subsidiary. For years prior to 2001, the 10% limit applied only with respect to voting securities of any issuer and not to the value of the securities of any issuer.

  . Fourth, for taxable years beginning after December 31, 2000, not more than 20% of the value of Host Marriott's total assets may be represented by securities of taxable REIT subsidiaries.

   For years prior to 2001, the operating partnership did not own any of the voting stock of the non-controlled subsidiaries but it did own 100% of the nonvoting stock of each of them. Neither Host Marriott, the operating partnership, nor any of the non-corporate subsidiaries of the operating partnership has owned or currently intends to own more than 10% of the voting securities of any entity that is treated as a corporation for federal income tax purposes, except for, with regard to periods beginning after December 31, 2000, corporations or other entities that qualify and elect to be treated as taxable REIT subsidiaries. In addition, Host Marriott believes that the value of the securities of any one issuer owned by Host Marriott, the operating partnership, or any of the non-corporate subsidiaries of the operating partnership, including Host Marriott's pro rata share of the value of the securities of the non-controlled subsidiaries, has not exceeded 5% of the total value of Host Marriott's assets for years prior to January 1, 2001, and Host Marriott currently intends not to exceed that percentage threshold in subsequent years unless the issuer is a taxable REIT subsidiary. There can be no assurance, however, that the IRS might not contend that the value of such securities exceeds one or more of the value limitations or that nonvoting stock of the non-controlled subsidiaries should be considered "voting stock" for this purpose.

   After initially meeting the asset tests at the close of any quarter, Host Marriott will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. An example of such an acquisition would be an increase in Host Marriott's interest in the operating partnership as a result of the exercise of a limited partner's unit redemption right or an additional capital contribution of proceeds from an offering of capital stock by Host Marriott. Host Marriott has monitored and currently intends to continue to monitor its compliance with the asset tests and to take such actions within 30 days after the close of any quarter, to the extent reasonably practicable, as may be required to cure any noncompliance. If Host Marriott fails to cure noncompliance with the asset tests within such time period, Host Marriott would cease to qualify as a REIT.

 Qualification of an Entity as a Taxable REIT Subsidiary

   To qualify as a "taxable REIT subsidiary," an entity must be taxable as a corporation and must satisfy the following additional requirements:

  . a REIT must own an interest in the entity, whether directly or indirectly;

  . the entity must elect, together with the REIT that owns its stock, to be treated as a taxable REIT subsidiary under the Code; and

  . the entity must not directly or indirectly operate or manage a lodging or health care facility or, generally, provide to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated.

   Although a taxable REIT subsidiary may not operate or manage a lodging facility, it may lease or own such a facility so long as the facility is a "qualified lodging facility" and is operated on behalf of the taxable REIT subsidiary by an "eligible independent contractor." A "qualified lodging facility" is, generally, a hotel or motel at which no authorized gambling activities are conducted, and the customary amenities and facilities operated as part of, or associated with, the hotel or motel. An "eligible independent contractor" is an independent contractor that, at the time a management agreement is entered into with a taxable REIT subsidiary to operate a "qualified lodging facility," is actively engaged in the trade or business of operating "qualified lodging facilities" for a person or persons unrelated to either the taxable REIT subsidiary or any REITs with which the taxable REIT subsidiary is affiliated. A hotel management company that otherwise would qualify as an "eligible independent contractor" with regard to a taxable REIT subsidiary of Host Marriott will not so qualify if the hotel management company and/or one or more actual or constructive owners of 10% or more of the hotel management company actually or constructively own more than 35% of Host Marriott, or one or more actual or constructive owners of more than 35% of the hotel management company own 35% or more of Host Marriott (determined taking into account only the stock held by persons owning, directly or indirectly, more than 5% of the outstanding common stock of Host Marriott and, if the stock of the eligible independent contractor is publicly-traded, 5% of the publicly-traded stock of the eligible independent contractor). Host Marriott believes, and currently intends to take all steps reasonably practicable to ensure, that none of its taxable REIT subsidiaries or any of their subsidiaries will engage in "operating" or "managing " its hotels and that the hotel management companies engaged to operate and manage hotels leased to or owned by its taxable REIT subsidiaries qualify as "eligible independent contractors" with regard to those taxable REIT subsidiaries.

   Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to an appropriate level of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary's adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied). In addition, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. Host Marriott's taxable REIT subsidiaries will make substantial interest and other payments to Host Marriott, including payments of rent under the hotel leases. There can be no assurance that the limitation on interest deductions applicable to taxable REIT subsidiaries will not apply to the interest payments made to Host Marriott by its taxable REIT subsidiaries, resulting in an increase in the corporate tax liability of each such subsidiary. Moreover, there can be no assurance that the terms establishing the payments made by the taxable REIT subsidiary to Host Marriott will not result in the imposition of the 100% excise tax to a portion of any such payment.

 Annual Distribution Requirements Applicable to REITs

   To qualify as a REIT, Host Marriott is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to

    (i) the sum of (a) 90% of its "REIT taxable income," computed without regard to the dividends paid deduction and Host Marriott's net capital gain, and (b) 90% of the net income, after tax, if any, from foreclosure property, minus

    (ii) the sum of certain items of noncash income.

For years prior to 2001, the applicable percentage was 95%, rather than 90%.

   In addition, if Host Marriott disposes of any built-in gain asset during the ten-year period beginning when Host Marriott acquired the asset, Host Marriott is required to distribute at least 90% of the built-in gain, after tax, if any, recognized on the disposition of such asset. See "--General" above for a discussion of built-in gain assets. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Host Marriott timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. Host Marriott currently intends to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the operating partnership's partnership agreement authorizes Host Marriott, as general partner, to take such steps as may be necessary to cause the operating partnership to distribute to its partners an amount sufficient to permit Host Marriott to meet these distribution requirements.

   To the extent that Host Marriott does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its "REIT taxable income" within the periods described in the prior paragraph, it is subject to income tax thereon at regular capital gain and ordinary corporate tax rates. Host Marriott, however, may designate some or all of its retained net capital gain, so that, although the designated amount will not be treated as distributed for purposes of this tax, a shareholder would include its proportionate share of such amount in income, as capital gain, and would be treated as having paid its proportionate share of the tax paid by Host Marriott with respect to such amount. The shareholder's basis in its capital stock of Host Marriott would be increased by the amount the shareholder included in income and decreased by the amount of the tax the shareholder is treated as having paid. Host Marriott would make an appropriate adjustment to its earnings and profits. For a more detailed description of the federal income tax consequences to a shareholder of such a designation, see "--Taxation of Taxable U.S. Shareholders Generally" below.

   There is a significant possibility that Host Marriott's "REIT taxable income" will exceed its cash flow, due in part to certain "non-cash" or "phantom" income expected to be taken into account in computing Host Marriott's "REIT taxable income." It is possible, because of these differences in timing between Host Marriott's recognition of taxable income and its receipt of cash available for distribution, that Host Marriott, from time to time, may not have sufficient cash or other liquid assets to meet its distribution requirements. In such event, in order to meet the distribution requirements, Host Marriott may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions and/or to pay dividends in the form of taxable stock dividends.

   Host Marriott calculates its "REIT taxable income" based upon the conclusion that the non-corporate subsidiaries of the operating partnership or the operating partnership itself, as applicable, is the owner of the hotels for federal income tax purposes. As a result, Host Marriott expects that the depreciation deductions with respect to the hotels will reduce its "REIT taxable income." This conclusion is consistent with the conclusion above that the leases of Host Marriott's hotels have been and will continue to be treated as true leases for federal income tax purposes. If, however, the IRS were to challenge successfully this position, in addition to failing in all likelihood the 75% and 95% gross income tests described above, Host Marriott also might be deemed retroactively to have failed to meet the REIT distribution requirements and would have to rely on the payment of a "deficiency dividend" in order to retain its REIT status.

   Under certain circumstances, Host Marriott may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in Host Marriott's deduction for dividends paid for the earlier year. Thus, Host Marriott may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Host Marriott would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

   Furthermore, if Host Marriott should fail to distribute during each calendar year at least the sum of 85% of its REIT ordinary income for such year, 95% of its REIT capital gain income for such year, and any undistributed taxable income from prior periods, it would be subject to an excise tax. The excise tax would equal 4% of the excess of such required distribution over the sum of amounts actually distributed and amounts retained with respect to which the REIT pays federal income tax.

 Failure of Host Marriott to Qualify as a REIT.

   If Host Marriott were to fail to qualify for taxation as a REIT in any taxable year, and if the relief provisions were not to apply, Host Marriott would be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Host Marriott were to fail to qualify would not be deductible by Host Marriott nor would they be required to be made. As a result, Host Marriott's failure to qualify as a REIT would significantly reduce the cash available for distribution by Host Marriott to its shareholders and could materially reduce the value of its capital stock. In addition, if Host Marriott were to fail to qualify as a REIT, all distributions to shareholders would be taxable as ordinary income, to the extent of Host Marriott's current and accumulated E&P, although, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to these distributions. Unless entitled to relief under specific statutory provisions, Host Marriott also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Host Marriott would be entitled to such statutory relief.

Tax Aspects of Host Marriott's Ownership of Interests in the Operating
Partnership

 General

   Substantially all of Host Marriott's investments are held through the operating partnership, which holds the hotels either directly or through certain subsidiaries. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. Host Marriott includes in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Host Marriott includes its proportionate share of assets held through the operating partnership and those of its subsidiaries that are either disregarded as separate entities or treated as partnerships for tax purposes. See "--Federal Income Taxation of Host Marriott--Ownership of Partnership Interests by a REIT" above.

 Entity Classification

   If the operating partnership or any non-corporate subsidiary were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of Host Marriott's assets and items of gross income would change and could preclude Host Marriott from qualifying as a REIT (see "--Federal Income Taxation of Host Marriott--Asset Tests Applicable to REITs" and "--Income Tests Applicable to REITs" above).

   The entire discussion of the tax treatment of Host Marriott and the federal income tax consequences of the ownership of common stock of Host Marriott is based on the assumption that the operating partnership and all of its subsidiaries (other than Host Marriott's taxable REIT subsidiaries and their subsidiaries) are classified as partnerships or disregarded as separate entities for federal income tax purposes. Pursuant to regulations under Section 7701 of the Internal Revenue Code, a partnership will be treated as a partnership for federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a "publicly traded partnership." Neither the operating partnership nor any of its non-corporate subsidiaries that is not a taxable REIT subsidiary has elected or will elect to be treated as a corporation. Therefore, subject to the disclosure below, the operating partnership and each such subsidiary will be treated as a partnership for federal income tax purposes (or, if such an entity has only one partner or member, disregarded entirely for federal income tax purposes).

   Pursuant to Section 7704 of the Internal Revenue Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for federal income tax purposes if it is a "publicly traded partnership," and it does not derive at least 90% of its income from certain specified sources of "qualifying income" within the meaning of that section. A "publicly traded partnership" is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a "secondary market or the substantial equivalent thereof." OP Units will not be traded on an established securities market. There is a significant risk, however, that the OP Units could be considered readily tradable on the substantial equivalent of a secondary market. In that event, the operating partnership could be treated as a "publicly traded partnership," but even then it would only be taxable as a corporation if less than

90% of its gross income were to constitute "qualifying income." Treasury Regulations under Section 7704 of the Internal Revenue Code sets forth certain "safe harbors" under which interests will not be treated as "readily tradable on a secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 (the "Safe Harbors"). For purposes of determining whether the "qualifying income" exception is satisfied, the income requirements generally applicable to REITs and the definition of "qualifying income" under
Section 7704 of the Internal Revenue Code are similar in most key respects. There is one significant difference, however, that was particularly relevant to the operating partnership prior to January 1, 2001. For a REIT, rent from a tenant does not qualify as "rents from real property" if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant (subject to an exception for rents from a tenant that is a taxable REIT subsidiary). Under Section 7704 of the Internal Revenue Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant.

   Prior to January 1, 2001, a substantial majority of the operating partnership's income came from rent payments by subsidiaries of Crestline. Accordingly, because the Blackstone Entities, Host Marriott and any owner of 10% or more of Host Marriott would own or would be deemed to own 5% or more of the operating partnership, if the Blackstone Entities, Host Marriott and/or any owner of 10% or more of Host Marriott were to have owned or be deemed to own collectively 10% or more of Crestline, none of the rent from the Crestline lessees during those time periods would have been qualifying income for purposes of determining whether the operating partnership should be taxed as a corporation. In order to avoid this result, the Crestline articles of incorporation expressly provided that no person (or persons acting as a group), including the Blackstone Entities, Host Marriott and any owner of 10% or more of Host Marriott, may own, actually and/or constructively, more than 9.8% by value of the equity in Crestline and the Crestline articles of incorporation contain self-executing mechanisms intended to enforce this prohibition. In addition, the operating partnership's partnership agreement prohibits any person, or persons acting as a group, or entity, other than an affiliate of the Blackstone Entities and Host Marriott, from owning, actually and/or constructively, more than 4.9% of the value of the operating partnership, and the Host Marriott charter prohibits any person, or persons acting as a group, or entity, including the Blackstone Entities and the Marriott family and their affiliated entities as a group, from, subject to certain limited exceptions, owning, actually and/or constructively, more than 9.8% of the lesser of the number or value of the total outstanding shares of common stock of Host Marriott. If these prohibitions (or the terms of any waivers permitted under the operative documents) were not enforced during the period that Crestline owned the lessees of Host Marriott's hotels, there is a significant likelihood that the operating partnership would have been treated as a corporation for federal income tax purposes if the operating partnership were considered a publicly traded partnership under the Internal Revenue Code.

   As described above, as a result of the passage of the REIT Modernization Act, for taxable years beginning after December 31, 2000, the operating partnership is able to lease its hotel properties to a taxable REIT subsidiary and the rents received from that subsidiary would not be disqualified from being "rents from real property" under the REIT rules by reason of the operating partnership's ownership interest in the subsidiary. See "--Federal Income Taxation of Host Marriott-- Income Tests Applicable to REITs" above.

   If the operating partnership were taxable as a corporation, most, if not all, of the tax consequences described herein would be inapplicable. In particular, Host Marriott would not qualify as a REIT because the value of Host Marriott's ownership interest in the operating partnership would exceed 5% of Host Marriott's assets and Host Marriott would be considered to hold more than 10% of the voting securities (and 10% of the value of the outstanding securities) of another corporation (see "--Federal Income Taxation of Host Marriott--Asset Tests Applicable to REITs" above). In this event, the value of Host Marriott common stock could be adversely affected (see "--Federal Income Taxation of Host Marriott--Failure of Host Marriott to Qualify as a REIT" above).

 Allocations of Operating Partnership Income, Gain, Loss and Deduction

   The partnership agreement of the operating partnership provides that if the operating partnership operates at a net loss, net losses shall be allocated, first to Host Marriott and the limited partners (other than the holders of preferred OP Units) in proportion to their respective percentage ownership interests in the operating partnership, second, to those limited partners other than Host Marriott who hold preferred OP Units, third, to Host Marriott, as holder of the preferred OP Units issued in connection with the issuance by Host Marriott of its preferred stock, and, fourth, to Host Marriott, as general partner, provided that net losses that would have the effect of creating a deficit balance in a limited partner's capital account as specially adjusted for such purpose will be reallocated to Host Marriott, as general partner of the operating partnership. The partnership agreement also provides that, if the operating partnership operates at a net profit, net income shall be allocated first to Host Marriott and to the limited partners to the extent, and in the reverse order in which, net losses were allocated to the partners with respect to which such partners have not been previously allocated net income. Subject to the next sentence, any remaining net income shall be allocated in proportion to the respective percentage ownership interests of Host Marriott and the limited partners in the common OP Units of the operating partnership. Finally, the partnership agreement provides that if the operating partnership has preferred OP Units outstanding, income will first be allocated to such preferred OP Units to the extent necessary to reflect and preserve the economic rights associated with such preferred OP Units.

   Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the applicable regulations. Generally, Section 704(b) and the applicable regulations require that partnership allocations respect the economic arrangement of the partners.

   If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss provided for in the operating partnership partnership agreement and the partnership agreements and operating agreements of the non-corporate subsidiaries are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the regulations promulgated thereunder.

 Tax Allocations with Respect to the Hotels

   Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property, such as the hotels, that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the difference between the adjusted tax basis and the fair market value of such property at the time of contribution associated with the property at the time of the contribution. This difference is known as built-in gain. The operating partnership agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. In general, the partners of the operating partnership, including Host Marriott, who contributed depreciated assets having built-in gain are allocated depreciation deductions for tax purposes that are lower than such deductions would be if determined on a pro rata basis. Thus, the carryover basis of the contributed assets in the hands of the operating partnership may cause Host Marriott to be allocated lower depreciation and other deductions, and therefore to be effectively allocated more income, which might adversely affect Host Marriott's ability to comply with the REIT distribution requirements and/or cause a higher proportion of Host Marriott's distributions to its shareholders to be taxed as dividends. See "--Federal Income Taxation of Host Marriott -- Annual Distribution Requirements Applicable to REITs" above.

   In addition, in the event of the disposition of any of the contributed assets which have built-in gain, all income attributable to the built-in gain generally will be allocated to the contributing partners, even though the proceeds of such sale would be allocated proportionately among all the partners and likely would be retained by the operating partnership, rather than distributed. Thus, if the operating partnership were to sell a hotel with built-in gain that was contributed to the operating partnership by Host Marriott's predecessors or Host Marriott, Host Marriott generally would be allocated all of the income attributable to the built-in gain, which could exceed the economic, or "book," income allocated to it as a result of such sale. Such an allocation might cause Host Marriott to recognize taxable income in excess of cash proceeds, which might adversely affect Host Marriott's ability to comply with the REIT distribution requirements. In addition, Host Marriott will be subject to a corporate level tax on such gain to the extent the gain is recognized prior to January 1, 2009. See "--Federal Income Taxation of Host Marriott--Annual Distribution Requirements Applicable to REITs" and "--Federal Income Taxation of Host Marriott--General" above. It should be noted in this regard that as the general partner of the operating partnership, Host Marriott will determine whether or not to sell a hotel contributed to the operating partnership by Host Marriott.

   The operating partnership and Host Marriott generally use the traditional method (with a provision for a curative allocation of gain on sale to the extent prior allocations of depreciation with respect to a specific hotel were limited by the "ceiling rule" applicable under the traditional method) to account for built-in gain with respect to the hotels contributed to the operating partnership in connection with the REIT conversion. This method is generally a more favorable method for accounting for built-in gain from the perspective of those partners, including Host Marriott, who received OP Units in exchange for property with a low basis relative to value at the time of the REIT conversion and is a less favorable method from the perspective of those partners who contributed cash or "high basis" assets to the operating partnership, including Host Marriott to the extent it contributes cash to the operating partnership.

   Any property purchased by the operating partnership subsequent to the REIT conversion will initially have a tax basis equal to its fair market value, and
Section 704(c) of the Internal Revenue Code will not apply.

Other Tax Consequences for Host Marriott and Its Shareholders

   Host Marriott and its shareholders are subject to state or local taxation in various state or local jurisdictions, including those in which the operating partnership or Host Marriott's shareholders transact business or reside. The state and local tax treatment of Host Marriott and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders of Host Marriott should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Host Marriott. To the extent that Host Marriott owns assets or conducts operations in foreign jurisdictions, it may also be subject to certain foreign taxes.

   A portion of the cash to be used by Host Marriott to fund distributions comes from dividends from the taxable REIT subsidiaries and, in some cases, interest on notes held by the operating partnership. The taxable REIT subsidiaries, and certain of their subsidiaries, are subject to federal, state and local income tax at the full applicable corporate rates (and foreign taxes to the extent that they own assets or have operations in foreign jurisdictions). To the extent that Host Marriott's taxable REIT subsidiaries or any of their subsidiaries is required to pay federal, state or local taxes, or any foreign taxes, Host Marriott will receive less dividend income from the relevant entity and will have less cash available for distribution to shareholders.

   As described above in "--Federal Income Taxation of Host Marriott-- Qualification of an Entity as a Taxable REIT Subsidiary," each of Host Marriott's taxable REIT subsidiaries is fully taxable as a corporation and is subject to certain rules intended to restrict its ability to reduce its tax liability.

Taxation of Taxable U.S. Shareholders Generally

   The term "U.S. shareholder," when used in this discussion, means a holder of securities who is, for United States federal income tax purposes:

  . a citizen or resident of the United States,

  . a corporation, partnership, or other entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States or of a state hereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise,

  . an estate the income of which is subject to United States federal income taxation regardless of its source or

  . a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

   Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. shareholders.

 Distributions Generally

   Distributions made by Host Marriott out of its current or accumulated E&P, other than capital gain dividends as discussed below, constitute dividends taxable to its taxable U.S. shareholders as ordinary income. As long as Host Marriott qualifies as a REIT, such distributions are not eligible for the dividends received deduction that is generally afforded to U.S. shareholders that are corporations. To the extent that Host Marriott makes distributions not designated as capital gain dividends in excess of its current and accumulated E&P, such distributions are treated first as a tax-free return of capital to each U.S. shareholder, reducing the adjusted basis which such U.S. shareholder has in its common stock for tax purposes by the amount of such distribution, but not below zero, with distributions in excess of such U.S. shareholder's adjusted basis taxable as capital gains, provided that the common stock has been held as a capital asset. For purposes of determining whether distributions to holders of Host Marriott's preferred stock or common stock are made out of Host Marriott's current or accumulated earnings and profits for federal income tax purposes, earnings and profits are allocated first to Host Marriott's preferred stock on a pro rata basis and then to Host Marriott's common stock. Host Marriott will notify shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

   Dividends declared by Host Marriott in October, November or December of any year and payable to a shareholder of record on a specified date in any such month are treated as both paid by Host Marriott and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by Host Marriott on or before January 31 of the following year.

   For purposes of computing liability for alternative minimum tax, certain of Host Marriott's alternative minimum tax adjustments will be treated as alternative minimum tax adjustments of its shareholders in the ratio that Host Marriott's distributions bear to its taxable income (determined without regard to the deduction for dividends paid). Amounts treated as alternative minimum tax adjustments of Host Marriott's shareholders are deemed to be derived by the shareholders proportionately from each such alternative minimum tax adjustment of Host Marriott and are taken into account by the shareholders in computing their alternative minimum taxable income for the taxable year to which the dividends are attributable.

 Capital Gain Distributions; Retained Net Capital Gains

   Distributions that Host Marriott properly designates as capital gain dividends are taxable to taxable U.S. shareholders as gain from the sale or exchange of a capital asset held for more than one year (without regard to the period for which such taxable U.S. shareholder has held his common stock) to the extent that they do not exceed Host Marriott's actual net capital gain for the taxable year. A U.S. shareholder's share of a capital gain dividend is an amount which bears the same ratio to the total amount of dividends paid to such U.S.

shareholder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends paid on all classes of shares of stock for the year.

   In 1997, the IRS issued Notice 97-64, which provides generally that a REIT may classify portions of its designated capital gain dividend as either a 20% gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%, an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%, or a 28% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 28%. If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Notice 97-64 further provides that designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares of stock be composed proportionately of dividends of a particular type. In 1998, Congress enacted legislation reducing the holding period requirement for the application of the 20% and 25% capital gain tax rates to 12 months from 18 months for sales of capital gain assets on or after January 1, 1998, and thereby eliminating the 28% capital gain rate. Although Notice 97-64 applied to sales of capital gain assets after July 28, 1997 and before January 1, 1998, it is expected that the IRS will issue clarifying guidance, most likely applying the same principles set forth in Notice 97-64, regarding a REIT's designation of capital gain dividends in light of the holding period requirements enacted in 1998.

   With regard to Host Marriott's taxable corporate U.S. shareholders, distributions made by Host Marriott that are properly designated by it as capital gain dividends will be taxable as long-term gain, at a maximum rate of 35%, to the extent that they do not exceed Host Marriott's actual net capital gain for the taxable year and without regard to the period during which such corporate U.S. shareholder has held its common stock. Such U.S. shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

   Host Marriott may designate, by written notice to its shareholders, that it is treating all or a portion of its retained net capital gain as having been distributed to its shareholders for tax purposes, even though no actual distribution of such retained gain has been made. With respect to any such retained net capital gains, a U.S. shareholder would include its proportionate share of such gain in income as long-term capital gain and would be treated as having paid its proportionate share of the tax actually paid by Host Marriott with respect to the gain. The U.S. shareholder's basis in its common stock would be increased by its share of such gain and decreased by its share of such tax. With respect to such long-term capital gain of a U.S. shareholder that is an individual or an estate or trust, the IRS, as described above in this section, has authority to issue regulations that could apply the special 25% tax rate applicable generally to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property. IRS Notice 97-64, described above in this section, did not address the taxation of non-corporate REIT shareholders with respect to retained net capital gains.

 Host Marriott's Losses; Investment Interest Limitation

   U.S. shareholders may not include in their income tax returns any net operating losses or capital losses of Host Marriott. Instead, such losses would be carried over by Host Marriott for potential offset against future income, subject to certain limitations. Distributions made by Host Marriott and gain arising from the sale or exchange by a U.S. shareholder of common stock will not be treated as passive activity income, and, as a result, U.S. shareholders generally will not be able to apply any "passive losses" against such income or gain. In addition, taxable dividend distributions from Host Marriott generally will be treated as investment income for purposes of the "investment interest limitation." This limitation provides that a non-corporate U.S. shareholder may deduct as an itemized deduction in any taxable year only the amount of interest incurred in connection with property held for investment that does not exceed the excess of the shareholder's investment income over his or her investment expenses for that year. Capital gain dividends and capital gains from the disposition of shares of stock, including distributions treated as such, will be treated as investment income only if the non-corporate U.S. shareholder so elects, in which case such capital gains will be taxed at ordinary income rates.

 Dispositions of Common Stock

   Upon any sale or other disposition of common stock, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such common stock for tax purposes. Such gain or loss will be capital gain or loss if the common stock has been held by the U.S. shareholder as a capital asset. In the case of a U.S. shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss, if such shares of stock have been held for more than one year, and any such long-term capital gain will be subject to the maximum capital gain rate of 20%. U.S. shareholders that acquire or are deemed to acquire the common stock after December 31, 2000 and who hold the common stock for more than five years and certain low income taxpayers may be eligible for a reduction in the long-term capital gains rate. However, a maximum rate of 25% will apply to capital gain that is treated as "unrecaptured Section 1250 gain" for individuals, trusts and estates. The IRS has the authority to prescribe, but has not yet prescribed, regulations on how the capital gain rates will apply to sales of shares of REITs; accordingly, shareholders are urged to consult with their own tax advisors with respect to their capital gain liability. In the case of a U.S. shareholder that is a corporation, gain or loss from the sale of shares of Host Marriott common stock will be long-term capital gain or loss if such shares of stock have been held for more than one year, and any such capital gain shall be subject to the maximum capital gain rate of 35%. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of common stock that has been held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by such U.S. shareholder from Host Marriott that were required to be treated as long-term capital gains.

 Backup Withholding for Host Marriott's Distributions

   Host Marriott reports to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder either is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide Host Marriott with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding is creditable against the shareholder's income tax liability. In addition, Host Marriott may be required to withhold a portion of its capital gain distributions to any U.S. shareholders who fail to certify their non-foreign status to Host Marriott. See "--Taxation of Non-U.S. Shareholders" below.

Taxation of Tax-Exempt Shareholders

   Provided that a tax-exempt shareholder has not held its common stock as "debt financed property" within the meaning of the Internal Revenue Code and such shares of common stock are not otherwise used in a trade or business, the dividend income from Host Marriott will not be unrelated business taxable income ("UBTI") to a tax-exempt shareholder. Similarly, income from the sale of common stock will not constitute UBTI unless such tax-exempt shareholder has held such common stock as "debt financed property" within the meaning of the Internal Revenue Code or has used the common stock in a trade or business.

   However, for a tax-exempt shareholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from federal income taxation under Internal Revenue Code Sections 501 (c)(7), (c)(9), (c)(17) and
(c)(20), respectively, income from an investment in Host Marriott will constitute UBTI unless the organization is properly able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in Host Marriott. Such a prospective shareholder should consult its own tax advisors concerning these "set aside" and reserve requirements.

   Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts." A REIT is a "pension held REIT" if it meets the following two tests:

  . The REIT would not have qualified as a REIT but for the fact that Section
    856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust rather than by the trust itself.

  . Either at least one such qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more such qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT.

   The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI, to the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. As discussed above, the provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. Based on the current estimated ownership of Host Marriott common stock and as a result of certain limitations on transfer and ownership of common stock contained in the Host Marriott's charter, Host Marriott should not be classified as a "pension held REIT."

Taxation of Non-U.S. Shareholders

   The rules governing federal income taxation of the ownership and disposition of common stock by non-U.S. shareholders (that is, shareholders who are not "U.S. shareholders" as defined above) are complex and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of federal income tax and does not address any state, local or foreign tax consequences that may be relevant to a non-U.S. shareholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that Host Marriott qualifies for taxation as a REIT. Prospective non-U.S. shareholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in common stock, including any reporting requirements.

 Distributions Generally

   Distributions by Host Marriott to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by Host Marriott of United States real property interests nor designated by Host Marriott as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated E&P of Host Marriott. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as Host Marriott. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends, and are generally not subject to withholding. Any such dividends received by a non-U.S. shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Host Marriott expects to withhold United States income tax at the rate of 30% on any distribution made to a non-U.S. shareholder unless (i) a lower treaty rate applies and any required form or certification evidencing eligibility for that lower rate is filed with Host Marriott or (ii) a non-U.S. shareholder files an IRS Form W-8 ECI with Host Marriott claiming that the distribution is effectively connected income.

   Distributions in excess of the current or accumulated E&P of Host Marriott will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder's common stock, but rather will reduce the adjusted basis of such common stock. Such distributions, however, will be subject to U.S. withholding tax as described below. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder's common stock, they will give rise to gain from the sale or exchange of its common stock, the tax treatment of which is described below.

   Host Marriott is required to withhold 10% of any distribution in excess of its current and accumulated E&P, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on receipt of that distribution. Consequently, although Host Marriott currently intends that its transfer agent will withhold at a rate of 30%, or a lower applicable treaty rate, on the entire amount of any distribution, to the extent that this is not done, any portion of a distribution not subject to withholding at a rate of 30%, or lower applicable treaty rate, would be subject to withholding at a rate of 10%. However, a non-U.S. shareholder may seek a refund of such amounts from the IRS if it subsequently determines that such distribution was, in fact, in excess of current or accumulated E&P of Host Marriott, and the amount withheld exceeded the non-U.S. shareholder's United States tax liability, if any, with respect to the distribution.

 Capital Gain Distributions

   Distributions to a non-U.S. shareholder that are designated by Host Marriott at the time of distribution as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation, unless:

     (i) the investment in the common stock is effectively connected with the non-U.S. shareholder's United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above, or

     (ii) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

   Host Marriott will be required to withhold and to remit to the IRS 35% of any distribution to non-U.S. shareholders that is designated as a capital gain dividend or, if greater, 35% of a distribution to non-U.S. shareholders that could have been designated by Host Marriott as a capital gain dividend. The amount withheld is creditable against the non-U.S. shareholder's United States federal income tax liability.

   Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by Host Marriott of United States real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. shareholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. shareholders would thus generally be taxed at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, such gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation, as discussed above. Host Marriott is required to withhold 35% of any such distribution. That amount is creditable against the non-U.S. shareholder's federal income tax liability.

   Although the law is not clear on the matter, it appears that amounts designated by Host Marriott as undistributed capital gains in respect of the common stock held by U.S. shareholders (see "--Annual Distribution Requirements Applicable to REITs" above) generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by Host Marriott of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by Host Marriott on such undistributed capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by Host Marriott were to exceed their actual United States federal income tax liability.

 Dispositions of Common Stock

   Gain recognized by a non-U.S. shareholder upon the sale or exchange of common stock generally will not be subject to United States taxation unless such shares of stock constitute a "United States real property interest" within the meaning of FIRPTA. The common stock will not constitute a "United States real property interest" so long as Host Marriott is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. shareholders. Host Marriott believes, but cannot guarantee, that it is a "domestically controlled REIT." Moreover, even if Host Marriott is a "domestically controlled REIT," because the common stock is publicly traded, no assurance can be given that Host Marriott will continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. shareholder if either (a) the investment in Host Marriott common stock is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders with respect to any gain or (b) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

   Even if Host Marriott does not qualify as or ceases to be a "domestically controlled REIT," gain arising from the sale or exchange by a non-U.S. shareholder of common stock would not be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" if:

     (i) the common stock is "regularly traded," as defined by applicable regulations, on an established securities market such as the NYSE; and

     (ii) such non-U.S. shareholder owned, actually or constructively, 5% or less of the common stock throughout the five-year period ending on the date of the sale or exchange.

   If gain on the sale or exchange of common stock were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular United States income tax with respect to such gain in the same manner as a taxable U.S. shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

 Backup Withholding Tax and Information Reporting.

   Backup withholding tax generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements. Backup withholding and information reporting will generally not apply to distributions paid to non-U.S. shareholders outside the United States that are treated as dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, capital gain dividends or distributions attributable to gain from the sale or exchange by Host Marriott of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a foreign broker. Generally, information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of common stock by a foreign office of a broker that:

      (a) is a United States person;

      (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

      (c) is a "controlled foreign corporation," which is, generally, a foreign corporation controlled by United States shareholders; or

      (d) is a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons (as defined in Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business.

   If, however, the broker has documentary evidence in its records that the holder is a non-U.S. shareholder and certain other conditions are met or the shareholder otherwise establishes an exemption, information reporting will not apply. Payment to or through a United States office of a broker of the proceeds of a sale of common stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. shareholder, or otherwise establishes an exemption. A non-U.S. shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

   The IRS has issued final regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. A non-U.S. shareholder should consult its own advisor regarding the effect of the new regulations.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated as of the date of this prospectus supplement, Salomon Smith Barney Inc., as the underwriter, has agreed to purchase, and the selling shareholders have agreed to sell to the underwriter, 18,200,000 shares of our common stock.

   The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares if it purchases any of the shares.

   The underwriter proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms.

   We, the selling shareholders and certain persons and entities affiliated with the selling shareholders have agreed that, for a period of 30 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the underwriter, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to various exceptions contained in this prospectus supplement and in the underwriting agreement. The underwriter in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   Our common stock is listed on the New York Stock Exchange under the symbol "HMT."

   The following table shows the underwriting discounts and commissions that the selling shareholders are to pay to the underwriter in connection with this offering.

                                                                      Paid by
                                                                      Selling
                                                                    Shareholders
                                                                    ------------
   Per share.......................................................  $     0.10
   Total...........................................................  $1,820,000

   In addition to the underwriting discount, the underwriter will receive a commission from all investors in the amount of $.05 for each share of common stock sold to those investors in this offering.

   In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. The underwriter must close out any short position by purchasing shares of common stock in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

   We and the selling shareholders estimate that our respective portions of the total expenses of this offering will be $150,000 and $50,000.

   The underwriters have performed investment banking and advisory services for us and the selling shareholders from time to time for which they have received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us and the selling shareholders in the ordinary course of their business.

   We and the selling shareholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

                                    EXPERTS

   The audited financial statements and schedules incorporated by reference in the prospectus accompanying this prospectus supplement and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

   Specified legal matters in connection with this offering will be passed upon for Host Marriott by Hogan & Hartson L.L.P., and David E. Reichmann, Esq., Assistant General Counsel of Host Marriott. Specified legal matters in connection with this offering will be passed upon for the underwriter by Sidley Austin Brown & Wood LLP.

PROSPECTUS

                               47,713,875 Shares

                           HOST MARRIOTT CORPORATION

                                  Common Stock

   The persons or entities listed herein, who may become shareholders of Host Marriott Corporation, may offer and sell from time to time up to 47,713,875 shares of our common stock under this prospectus. We refer to such persons or entities as the selling shareholders. We may issue the offered shares to the selling shareholders if and to the extent that such selling shareholders redeem their units of limited partnership interest in Host Marriott, L.P. and we choose to issue to them our common stock in exchange for their partnership units. We are registering the offered shares as required under the terms of a registration rights agreement between the selling shareholders and us. Fifty percent of the offered shares (23,856,938 shares) become eligible for sale commencing on or after July 1, 1999; twenty five percent (11,928,469 shares) become eligible for sale commencing on or after October 1, 1999; and the remaining twenty five percent (11,928,468 shares) become eligible for sale commencing on or after January 1, 2000. Our registration of the offered shares does not mean that any of the selling shareholders will offer or sell any of the offered shares. We will receive no proceeds of any sales of the offered shares by the selling shareholders, but we will incur expenses in connection with the offering.

   The selling shareholders may sell the offered shares in public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. The selling shareholders may sell the offered shares directly or through agents or broker-dealers acting as principal or agent, or in a distribution by underwriters.

   Our common stock is listed on the New York Stock Exchange under the symbol "HMT."

   Neither the Securities and Exchange Commission nor any state securities commission has approved of these offered shares, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.




                  The date of this prospectus is July 2, 1999.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement on Form S-3 that we filed with the Commission under the Securities Act of 1933. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the Commission's rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

   This prospectus provides you with a general description of the offered shares. Each time a selling shareholder sells any of the offered shares, the selling shareholder will provide you with this prospectus and a prospectus supplement, if applicable, that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy materials that we have filed with the Commission, including the registration statement, at the following Commission public reference rooms:

   450 Fifth Street, N.W.  7 World Trade Center     500 West Madison Street
   Room 1024               Suite 1300               Suite 1400
   Washington, D.C. 20549  New York, New York 10048 Chicago, Illinois 60661

   Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

   Our Commission filings can also be read at the following address:

  New York Stock Exchange
  20 Broad Street
  New York, New York 10005

   Our Commission filings are also available to the public on the Commission's Web Site at http://www.sec.gov.

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the offered securities to which this prospectus relates have been sold or the offering is otherwise terminated.

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (filed on March 26, 1999).

     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (filed on May 10, 1999).

     3. Current Report on Form 8-K (filed on May 3, 1999).

     4. Description of our common stock included in a Registration Statement on Form 8-A filed on November 18, 1998 (as amended on December 28, 1998).

     5. Description of our Rights included in a Registration Statement on Form 8-A filed on December 11, 1998 (as amended on December 24, 1998).

   You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (301) 380-2070 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time:

  Corporate Secretary
  Host Marriott Corporation
  10400 Fernwood Road
  Bethesda, Maryland 20817

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. In addition to historical information, this prospectus and other materials filed or to be filed by us with the Commission and incorporated by reference in this prospectus contain or will contain forward-looking statements within the meaning of the federal securities laws, including the cautionary statements incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 1998 under the caption "Risk Factors" and other similar statements contained elsewhere in the Form 10-K. Forward-looking statements include information relating to our intent, belief or current expectations, primarily, but not exclusively, with respect to:

  . economic outlook;

  . capital expenditures;

  . cost reductions;

  . cash flow;

  . operating performance;

  . financing activities;

  . our tax status; or

  . related industry developments, including trends affecting our business, financial condition and results of operations.

   We intend to identify forward-looking statements in this prospectus and other materials filed or to be filed by us with the Commission and incorporated by reference in this prospectus by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project" and "will be" and similar words or phrases, or the negatives thereof or other similar variations thereof or comparable terminology.

   All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include the following factors that could affect such forward-looking statements:

  . national and local economic and business conditions that will, among other things, affect demand for hotels and other properties, the level of rates and occupancy that can be achieved by such properties and the availability and terms of financing;

  . the ability to maintain the properties in a first-class manner, including meeting capital expenditure requirements;

  . our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures;

  . our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;

  . changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs;

  . governmental approvals, actions and initiatives including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;

  . the effects of tax legislative action, including the possible enactment of the Real Estate Investment Trust Modernization Act of 1999; and

  . our ability to satisfy the complex rules in order to qualify for taxation as a REIT for federal income tax purposes and to operate effectively within the limitations imposed by these rules.

   Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give you no assurance that such expectations will be attained or that any deviations will not be material. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

   As used herein and in any accompanying prospectus supplement, "Host Marriott," "Company," "our," "us" or "we" refer to Host Marriott Corporation, a Maryland corporation, and one or more of our subsidiaries, including Host Marriott, L.P., a Delaware limited partnership, and all the predecessors, or, as the context may require, Host Marriott Corporation only or Host Marriott, L.P. only. All references to Host Delaware shall mean our predecessor, Host Marriott Corporation, a Delaware corporation.

                                  THE COMPANY

   Host Marriott was formed to continue and expand the hotel lodging property ownership business of its predecessors. Host Marriott succeeded to this business as a result of its merger with Host Marriott Corporation, a Delaware corporation, and other restructuring transactions consummated in December 1998 which we refer to as the "REIT conversion." Host Marriott is one of the largest owners of hotels in the world, with ownership of, or controlling interests in, approximately 124 upscale and luxury full-service hotel lodging properties in its portfolio as of June 30, 1999. Virtually all of these properties are leased to subsidiaries of Crestline Capital Corporation, a Maryland corporation and formerly a wholly owned subsidiary of Host Marriott, and are generally operated under the Marriott and Ritz-Carlton brand names and managed by Marriott International, Inc. Host Marriott will make an election to be taxed as a REIT for federal income tax purposes effective for its taxable year beginning January 1, 1999. Host Marriott owns substantially all of its assets and conducts substantially all of its business through Host Marriott, L.P. and its subsidiaries. Host Marriott is the sole general partner of Host Marriott, L.P.

   Our principal executive offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817-1109, and our telephone number is (301) 380-9000.

                           NO PROCEEDS TO THE COMPANY

   We will not receive any of the proceeds from sales of the offered shares by the selling shareholders. We will pay all costs and expenses incurred in connection with the offering of the offered shares, other than any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholders and share transfer and other taxes attributable to the sale of the common stock, which will be paid by the selling shareholders.

                              SELLING SHAREHOLDERS

   The selling shareholders hold 47,713,875 units of limited partnership interest in Host Marriott, L.P. which they acquired on December 30, 1998 in exchange for properties and assets. We may issue the offered shares to the selling shareholders if and to the extent that they redeem their partnership units and we elect to issue to them shares of our common stock in exchange. The following table provides the name of each selling shareholder and the number of shares of common stock that may be issued to and offered by each selling shareholder. As of June 30, 1999, none of the selling shareholders owns any shares of common stock. All the offered shares offered by a selling shareholder represent shares of common stock that may be issued by us upon the redemption of the selling shareholder's partnership units. The offered shares, if issued, will become eligible for sale pursuant to the following schedule: fifty percent (50%), or 23,856,938 shares, will become eligible for sale commencing on or after July 1, 1999; twenty five percent (25%), or 11,928,469 shares, will become eligible for sale commencing on or after October 1, 1999; and the remaining twenty five percent (25%), or 11,928,468 shares, will become eligible for sale commencing on or after January 1, 2000. Since the selling shareholders may sell all, some or none of the offered shares, no estimate can be made of the number of offered shares that will be sold by the selling shareholders or that will be owned by the selling shareholders upon completion of the offering. The offered shares represent approximately 21% of the total shares of common stock outstanding as of June 30, 1999, assuming redemption of all outstanding partnership units for shares of common stock.

                                                             Number of Shares of
                                                                Common Stock
Name of Selling Shareholder                                    Offered Hereby
---------------------------                                  -------------------
Blackstone Real Estate Partners I L.P.......................      4,356,783
Blackstone Real Estate Partners Two L.P.....................        285,679
Blackstone Real Estate Partners Three L.P...................      2,771,544
Blackstone Real Estate Partners IV L.P......................         87,134
Blackstone RE Capital Partners L.P..........................        454,392
Blackstone RE Capital Partners II L.P.......................         49,873
Blackstone RE Offshore Capital Partners L.P.................         87,732
Blackstone Real Estate Holdings L.P.........................      2,394,697
Blackstone Real Estate Partners II L.P......................     13,315,506
Blackstone Real Estate Holdings II L.P......................      3,737,981
Blackstone Real Estate Partners II.TE.1 L.P.................     11,204,854
Blackstone Real Estate Partners II.TE.2 L.P.................        484,448
Blackstone Real Estate Partners II.TE.3 L.P.................      2,303,484
Blackstone Real Estate Partners II.TE.4 L.P.................        468,555
Blackstone Real Estate Partners II.TE.5 L.P.................        985,554
BRE Logan Hotel, Inc........................................         31,957
RTZ Management Corp.........................................             14
CR/RE L.L.C.................................................         27,078
BRE/Ceriale L.L.C...........................................        468,470
BRE/Cambridge L.L.C.........................................        263,025
HT-Burlingame Limited Partnership...........................      1,414,277
H-OP, LLC...................................................        729,523
HE-HM, LLC..................................................        578,051
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........        448,926
Merrill Lynch Mortgage Capital Inc..........................        484,179
White Oak Land Corp.........................................        247,786
David Rubenstein............................................         30,057
Duke University.............................................          1,883
Trustees of the University of Pennsylvania..................            433
                                                                 ----------
  Total.....................................................     47,713,875
                                                                 ==========

                              PLAN OF DISTRIBUTION

   Any of the selling shareholders may from time to time, in one or more transactions, sell all or a portion of the offered shares on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the common stock is listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the offered shares from time to time will be determined by the selling shareholders and, at the time of such determination, may be higher or lower than the market price of the common stock on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of the offered shares for whom they may act as agents, and underwriters may sell the offered shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The offered shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered shares may be sold include:

  . a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . an exchange distribution in accordance with the rules of the New York
    Stock Exchange;

  . privately negotiated transactions; and

  . underwritten transactions.

   The selling shareholders and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the offered shares by the selling shareholders and any commissions received by an such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

   When a selling shareholder elects to make a particular offer of the offered shares, this prospectus and a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling shareholder and any other required information.

   In order to comply with the securities laws of certain states, if applicable, the offered shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the offered shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

   We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the offered shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of our counsel and accountants. The selling shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholders and stock transfer and other taxes attributable to the sale of the offered shares. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of the offered shares, and their respective directors, trustees, officers, partners, agents, employees and affiliates, may be entitled to indemnification by us against specified liabilities, including liabilities, losses, claims, damages and expenses and any actions or proceedings arising under the securities laws in connection with this offering, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. We also have agreed to indemnify each of the selling shareholders and each person who controls (within the meaning of the Securities
Act) such selling shareholder, and their respective directors, trustees, officers, partners, agents, employees and affiliates, against specified losses, claims, damages, liabilities and expenses and any actions or proceedings arising under the securities laws in connection with this offering. Each of the selling shareholders has agreed to indemnify us, each person who controls us (within the meaning of the Securities Act), underwriters, dealers and agents, and each of our and their directors, trustees, officers, partners, agents, employees and affiliates, against specified losses, claims, damages, liabilities and expenses arising and any actions or proceedings under the securities laws in connection with this offering with respect to written information furnished to us by such selling shareholder; provided, however, that the indemnification obligation is several, not joint, as to each selling shareholder.

                                    EXPERTS

   The consolidated financial statements and schedule appearing in our Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

   The validity of the offered shares will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. If any portion of the offered shares is distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               18,200,000 Shares
                           Host Marriott Corporation
                                  Common Stock

                           [LOGO OF HOST MARRIOTT]

                                   --------
                             PROSPECTUS SUPPLEMENT
                                  May 29, 2001
                                   --------

                              Salomon Smith Barney

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------